Form 10-K, Exhibit 13
period 1996-12-31
REALTY PARKING PROPERTIES II LP
filed 1997-03-25
CIK 871014

REALTY PARKING PROPERTIES II
                                                   L.P.
                                           Letter to Investors

                                    REALTY PARKING PROPERTIES II L.P.

Dear Investor:

OPERATIONS

         In 1996, the operating results of Realty Parking Properties II L.P. continued to trend up. Parking lot rental income increased $212,431 or 9.4% during 1996, as compared to 1995. This increase is attributable to scheduled base rental rate increases at nine of the Fund's properties, as well as increased percentage rents earned at several properties.

         Percentage rents were earned at seven of the Fund's twelve properties. In 1996, the Nashville, San Diego (Union), Atlanta, San Francisco, Tulsa, San Antonio and Phoenix facilities earned a total of $409,050 in percentage rents. This represents a 36% increase over the percentage rents earned in 1995.

         Of particular interest during 1996 was the revenue received by Allright from the rental of our Atlanta facility to a retail vendor during the Summer
Olympics.   The rents from this use resulted in a significant increase over the facility's normal monthly gross parking revenues of approximately $65,000. The Fund owns 67% of the facility and contemplates that this revenue will contribute to a large increase in the facility's percentage rent, which in accordance with the lease, is not earned until April of 1997.

         The Fund moved one step closer to the sale of its first property when the King County Budget and Finance Committee gave preliminary approval for the purchase of our Seattle facility. Several approvals must still be granted, and it is anticipated that the sale would close in October 1997.

CASH DISTRIBUTION

         The Fund made a fourth quarter 1996 distribution of $439,640 to partners on February 12, 1997. Each partner received (or had deposited into a pre-designated account) his or her share of this distribution in the amount of $.31 per unit. This distribution represents a 5% annualized return.

OUTLOOK

         Our 1996 site visits enabled management to gain a stronger understanding of each of the Fund's real estate markets. We are sensing increased activity in several of our markets, and while no additional sale contracts were consummated in 1996, the increased level of interest is an important indicator of the potential future site activity.

                                    REALTY PARKING PROPERTIES II L.P.

SUMMARY

         We are pleased with 1996's results and look forward to continued gains in 1997. We are optimistic that the increased interest in our properties will continue in 1997, and lead to possible future sales. It is noteworthy, that certain downtown areas are beginning to experience the need for future development.

Very truly yours,



John M. Prugh, President
Realty Parking Company II, Inc.
General Partner

                                    REALTY PARKING PROPERTIES II L.P.

                                       REALTY PARKING PROPERTIES II
                                                   L.P.
                                           Financial Statements

                                       INDEPENDENT AUDITORS' REPORT




The Partners
Realty Parking Properties II L.P.:



We have audited the accompanying balance sheets of Realty Parking Properties II L.P. (the "Fund") as of December 31, 1996 and 1995 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties II L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                              KPMG PEAT MARWICK LLP



Baltimore, Maryland
       January 24, 1997

                                    REALTY PARKING PROPERTIES II L.P.


                                                   Balance Sheets


                                                                                    December 31,
                                                                         1996                          1995

Assets

  Investment in real estate (Note 3)                               $    31,457,822               $    31,616,733
  Cash and cash equivalents                                                694,405                       367,930
  Other assets
    Accounts receivable                                                    307,582                       291,318
    Organization and start-up costs
          less accumulated amortization
          of $50,863 and $40,423, respectively (Note 2)                      1,366                        11,806
    Financing costs less accumulated
          amortization of $15,000 and $9,000, respectively                  15,003                        21,003
                                                                           323,951                       324,127

                                                                   $    32,476,178               $    32,308,790

Liabilities and Partners' Capital

    Accounts payable and accrued expenses                          $       123,891               $        39,541
    Due to affiliates (Note 5)                                             121,206                       197,594
    Real estate taxes payable                                              304,754                       282,500
    Note payable (Note 6)                                                3,061,000                     2,945,000
                                                                         3,610,851                     3,464,635


  Partners' Capital (Note 8)
    General Partner                                                         (20,782)                      (20,993)
    Assignee and Limited Partnership
         Interests  -  $25 stated value per
         unit, 1,392,800 units outstanding                              28,886,009                    28,865,048
    Subordinated Limited Partner                                               100                           100
                                                                        28,865,327                    28,844,155

                                                                   $    32,476,178               $    32,308,790

See accompanying notes to financial statements

                                    REALTY PARKING PROPERTIES II L.P.


                                              Statements of Operations
                                          For the years ended December 31,

                                                                     1996              1995             1994

Revenues
  Parking lot rental (Note 4)                                  $     2,464,856   $     2,252,425   $     1,648,982
  Interest income                                                       14,495            15,020           122,854
                                                                     2,479,351         2,267,445         1,771,836

Expenses
   Administrative, including amounts to
        related party (Note 5)                                          88,682            78,160            73,359
   Professional fees                                                    32,480            46,640            36,995
   Management fees to related party (Note 5)                           238,295           238,975           207,113
   Insurance and property taxes                                           --                --              25,954
   Interest                                                            284,366           271,305           108,392
   Depreciation of property                                            171,248           153,980           135,669
   Amortization of organization and
       start-up costs and financing costs                               16,440            16,440            13,440
                                                                       831,511           805,500           600,922

Net earnings                                                   $     1,647,840   $     1,461,945   $     1,170,914

Net earnings per unit of assignee and
        limited partnership interests (Note 8)                 $          1.17   $          1.04   $          0.83

See accompanying notes to financial statements

                                    REALTY PARKING PROPERTIES II L.P.


                                          Statements of Partners' Capital
                                          For the years ended December 31,

                                                           Assignee
                                                        and Limited   Subordinated
                                                        Partnership       Limited        General
                                                           Interests       Partner       Partner          Total


Balance at December 31, 1993                            $  29,435,801   $       100   $     (15,226) $  29,420,675

Net earnings                                                1,159,205            --          11,709       1,170,914

Distributions to partners                                   (1,610,408)          --         (16,267)     (1,626,675)


Balance at December 31, 1994                               28,984,598           100         (19,784)    28,964,914

Net earnings                                                1,447,326            --          14,619       1,461,945

Distributions to partners                                   (1,566,876)          --         (15,828)     (1,582,704)


Balance at December 31, 1995                               28,865,048           100         (20,993)     28,844,155

Net earnings                                                1,631,362            --          16,478       1,647,840

Distributions to partners                                   (1,610,401)          --         (16,267)     (1,626,668)


Balance at December 31, 1996                            $  28,886,009   $       100   $     (20,782) $  28,865,327

See accompanying notes to financial statements

                                    REALTY PARKING PROPERTIES II L.P.

                                              Statements of Cash Flows
                                          For the years ended December 31,

                                                                     1996              1995             1994

Cash flows from operating activities
          Net earnings                                         $     1,647,840   $     1,461,945   $     1,170,914
Adjustments to reconcile net earnings to net cash
                  provided by operating activities
                  Depreciation  of property                            171,248           153,980           135,669
                  Amortization of organization and start-up costs
                        and financing costs                             16,440            16,440            13,440
                  Changes in assets and liabilities
                        (Increase) decrease in accounts receivable       5,990            (8,906)           58,231
                        Increase (decrease) in accounts payable
                                and accrued expenses                    84,350            34,746           (44,223)
                        Increase in amounts due to affiliates           40,579            10,855             2,521
Net cash provided by operating activities                            1,966,447         1,669,060         1,336,552


Cash flows from investing activities -
         additions to investment in real estate                        (129,304)        (412,974)      (10,554,379)

Cash flows from financing activities
         Proceeds from note borrowing                                  116,000           445,000         3,000,000
         Repayment of note borrowing                                      --                --            (500,000)
         Financing costs                                                  --                --             (30,003)
         Distributions to partners                                   (1,626,668)      (1,582,704)       (1,626,675)
Net cash provided by (used in) financing activities                  (1,510,668)      (1,137,704)          843,322

Net increase (decrease) in cash and cash equivalents                   326,475           118,382         (8,374,505)
Cash and cash equivalents
         Beginning of year                                             367,930           249,548         8,624,053

         End of year                                           $       694,405   $       367,930   $       249,548

See accompanying notes to financial statements

                                       REALTY PARKING PROPERTIES II L.P.
                                      Notes To Financial Statements

                                    REALTY PARKING PROPERTIES II L.P.

                                          Notes to Financial Statements
                                                December 31, 1996

(1)    Organization

Realty Parking Properties II L.P. (the "Fund") is a Delaware limited partnership formed on December 26, 1990 to acquire surface lots and parking garage structures to be held for appreciation and used for parking operations to produce current income. The general partner is Realty Parking Company II, Inc. and the subordinated limited partner is Realty Associates Limited Partnership, an affiliate of the general partner.

The Fund has entered into parking consulting and advisory agreements with Central Parking System, Inc. ("Central") and Allright Corporation ("Allright"), respec tively. Central purchased 42,104 assignee limited partnership interests, net of selling commissions, representing its maximum allowable purchase of $1,000,000.

The Fund owns twelve properties in total, nine of which are wholly owned by the Fund. The undivided tenants-in-common ownership of three of the properties is noted below. The Properties are not subject to a mortgage or other lien or encumbrance under the terms of the loan agreement, however, the collateral security provision of the loan agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot leases, contracts and income. As of December 31, 1996 the Fund owned the following Properties:

                                                         Approximate
         Location                                         Size (Sq. Ft.)                Type

         Phoenix, Arizona                                      275,310                  surface lot
         San Diego, California                                  50,000                  surface lot
         San Diego, California (Union)                          35,000                  surface lot
         San Francisco, California                              12,720                  surface lot
         Denver, Colorado                                      106,250                  surface lot
         Atlanta, Georgia                                       78,582                  surface lot and garage
         Tulsa, Oklahoma                                        39,646                  surface lot
         Nashville, Tennessee                                   57,720                  surface lot and garage
         Dallas, Texas                                          45,714                  surface lot and garage
         Dallas, Texas (Metro)                                  19,450                  surface lot and garage
         San Antonio, Texas                                     43,341                  surface lot
         Seattle, Washington                                    66,179                  surface lot



The Fund owns an 80% undivided interest in the Denver, Colorado property and a 60% undivided interest in the Tulsa, Oklahoma property. The remaining interests of these two Properties are owned by Central.

The Fund owns a two-thirds undivided interest in the Atlanta, Georgia Property. The remaining interest of this Property is owned by Allright.

                                    REALTY PARKING PROPERTIES II L.P.

(2)    Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. The Fund reports its operating results for income tax purposes on the accrual basis. No provision for income taxes is made because any liability for income taxes is that of the individual partners and not that of the Fund.

The Fund has joint interest and control with other venturers in the three properties which are accounted for using the proportionate share method. The financial statements include the Fund's proportionate share of the properties' historical cost, revenues and expenses.

Lease revenues are recorded as earned under terms of the lease agreements.

Costs associated with the marketing of assignee limited partnership interests to the public were offset against the related partners' capital. Costs associated with the organization of the Fund were capitalized and are being amortized on a straight-line basis over a period of five years.

The Fund considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consists of a cash and a money market account and are stated at cost, which approximates market value at December 31, 1996 and 1995.

Investment in real estate is stated at the lower of fair value or cost, net of accumulated depreciation, and includes all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

Management of the Fund has made a number of estimates and  assumptions  relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles.
       Actual results could differ from those estimates.

The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair value of financial instruments approximate their recorded values.

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Fund records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets.

                                    REALTY PARKING PROPERTIES II L.P.

(2)    Summary of Significant Accounting Policies (continued)

During 1996, no events or circumstances indicated that the assets of the Fund were impaired. Prior to 1996, the Fund's investment in real estate was carried at the lower of net realizable value or cost, net of accumulated depreciation, on an individual property basis.

Certainamounts in prior years have been reclassified to conform with current year presentation.

(3)    Investment in Real Estate

Investment in real estate is summarized as follows at December 31:

                                                                   1996                       1995

         Land                                                    $26,356,118                 $26,347,870
         Building                                                  5,583,532                   5,579,443

                                                                  31,939,650                  31,927,313
         Less: Accumulated depreciation                              481,828                     310,580

                                                                 $31,457,822                 $31,616,733

(4)    Leases

The Fund leased seven properties to Central and five properties to Allright for periods of 10 years (expiring between August 2002 and July 2004) with options to extend these leases for two additional terms of five years. Under the terms of the typical lease agreement the lessees are obligated to pay the Fund the greater of the minimum rent plus reimbursement of real estate taxes or 65% of the gross parking revenues ("percentage rent"). Percentage rents earned during 1996, 1995 and 1994 totaled $409,050, $300,843 and $129,440, respectively. The typical lease agreement calls for minimum rents of 6.0% of certain acquisition costs in the first year, 6.5% in the second year and 7.0% thereafter. Parking lot rents of $2,055,806, $1,951,582 and $1,519,542 in 1996, 1995 and 1994,
       respectively, represented minimum rents due in accordance with the lease agreements in effect during each period. Additionally, under the terms of the leases, the parking lot operator is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. Each lease is cancelable by the Fund upon the sale of the property and the payment to the lessee of a "termination fee". The termination fee generally equals 15% of the amount, if any, by which the property's sales proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rents received by the Fund from the property. Some of the leases may differ from the terms outlined above in order to accommodate specific circumstances of an acquired property.

                                    REALTY PARKING PROPERTIES II L.P.

(4)    Leases (continued)

The minimum rents to be received under the terms of the operating leases in effect at December 31, 1996 are summarized as follows:

         1997                                                  $   2,092,952
         1998                                                      2,107,026
         1999                                                      2,113,096
         2000                                                      2,121,594
         2001                                                      2,127,664
         Subsequent to 2001                                        4,189,458

         Total                                                  $ 14,751,790


(5)    Related Party Transactions

The general partner earned an asset-based management fee of $238,295, $238,975 and $207,113 in 1996, 1995 and 1994, respectively, for advising the Fund and managing its investments. This fee is equal to 0.75% of the Fund's capital contributions invested in properties or updated appraisals for certain of the Fund's properties and 0.5% of capital contributions temporarily held awaiting investment in properties. Additionally, the general partner was reimbursed for certain costs incurred relating to administrative services of the Fund totaling $74,556, $80,555 and $73,263 in 1996, 1995 and 1994, respectively.

Under the terms of the lease agreements, real estate taxes paid by the Fund will be reimbursed by Central or Allright and are not reflected on the statements of operations. The Fund has recorded $304,754 and $282,500 of real estate taxes in both of accounts receivable and real estate taxes payable at December 31, 1996 and 1995, respectively.

(6)    Note Payable

On July 18, 1994 the Fund closed on its $5.6 million line of credit agreement with a bank. Borrowings under the credit agreement bear interest on the outstanding principal amount at the bank's prime rate (8.25% at December 31, 1996) plus 1% per annum. The principal balance at December 31, 1996 and 1995 was $3,061,000 and $2,945,000, respectively, and is due no later than July 17, 1997. The collateral security provision of the loan agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot leases, contracts and income. Interest paid on the outstanding principal balance totaled $284,366, $271,305 and $108,392 during the years ended December 31, 1996, 1995 and 1994, respectively. The Fund expects to renew this credit agreement with the existing lender under similar terms.

(7)    Earnings for Federal Income Tax Purposes

There was no difference between the Fund's net earnings for income tax purposes and the net earnings for financial reporting purposes.

                                    REALTY PARKING PROPERTIES II L.P.

(8)    Partners' Capital

The Partnership Agreement provides, among other provisions, for the following:

(a) The Fund will consist of the general partner, the assignee and limited partners and the subordinated limited partner.

(b) Distributions to the Partners relating to operations of the properties will be based on net cash flow, as defined in the partnership agreement. Assignee and limited partners will receive 99% of net cash flow and the general partner will receive 1%. Net earnings per unit of assignee and limited partnership interests, as disclosed on the statement of operations, for the years ended December 31, 1996, 1995 and 1994 is based upon 1,392,800 Units.

(c)    Net proceeds of sale or financing of the properties will be distributed as follows:

- 99% to the assignee and limited partners and 1% to the general partner until each investor has recovered his original capital contribution in full and received a cumulative, noncompounded annual return of 12% of his adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

    - Any remainder will be distributed 90% to the assignee and limited partners, 1% to the general partner and 9% to the subordinated limited partner.

(d) Assignee limited partners may elect to become substitute limited partners, as defined in the Partnership Agreement. Assignee limited partners who elect to become substitute limited partners will receive one limited partnership interest for each assignee limited partnership interest they convert and will not be able to re-exchange their limited partnership interests for assignee limited partnership interests.

(e)    Restrictions exist regarding transferability or disposition of partnership interests.


(9)    Distributions to Investors

Distributions  of  cash  to  investors   during  1996,  1995  and  1994  totaled
       $1,626,668,  $1,582,704 and  $1,626,675,  respectively,  of which 99% was allocated to assignee and limited partners. These distributions were derived from net cash provided by operating activities and a return of capital of $527,868 during 1994.


(10)   Subsequent Event


On February 12, 1997, the Fund made a cash distribution totaling $439,640 of which 99% was allocated to assignee and limited partners. This distribution was derived from funds provided by operating activities during 1996. Assignee and limited partners received a cash distribution of $0.31 per $25 Unit.

                                    REALTY PARKING PROPERTIES II L.P.

Directors and Executive Officers

Realty Parking Company II, Inc.
General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer
                                                Form 10-K
A copy of the Fund's Annual Report on Form 10-K for the year ended December 31, 1996 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Realty Parking Properties II L.P.
         225 East Redwood Street
         Baltimore, Maryland 21202


                                                 Auditors

         KPMG Peat Marwick LLP
         111 South Calvert Street
         Baltimore, Maryland 21202


                                              Legal Counsel

         Piper & Marbury
         1100 Charles Center South
         36 South Charles Street
         Baltimore, Maryland 21201



                                           Further Information

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.

For further information or questions regarding your investment, please call Denise Shaduk, Investment Coordinator at (410) 727-4083.