Form 10-K, Exhibit 13
period 1997-12-31
REALTY PARKING PROPERTIES II LP
filed 1998-03-27
CIK 871014

Realty Parking Properties II L.P.
                              Ketter ti Ubvestirs

                                         REALTY PARKING PROPERTIES II L.P.

                                                1997 ANNUAL REPORT

                                                  March 20, 1998

Dear Investor:


OPERATIONS

         In 1997, the operating results of Realty Parking Properties II L.P. continued their positive trend. Parking lot rental income increased $125,045, or 5%, during 1997, as compared to 1996. This increase is largely attributable to increased percentage rents earned at several properties.

         Percentage rents were earned at six of the Fund's eleven properties. In 1997, the Nashville, Tulsa, Atlanta, San Francisco, Dallas-Metropolitan, and Phoenix facilities earned a total of $642,941 in percentage rents. This represents a 57% increase over the percentage rents earned in 1996.

         Of particular importance during 1997, was the sale of the Fund's Seattle facility. Net of sale expenses, including a termination and advisory fee to Central Parking (the Fund's advisor), the sale produced approximately $7.2 million for distribution. In accordance with the structure of the Fund, 99% of this amount was distributed to Limited Partners. As a result of the sale, each investor received $5.12 per $25 investment unit. Overall, the Seattle sale proved to be very profitable, earning a substantial return over the Fund's acquisition costs of approximately $4.3 million.

         The Fund recently placed the Dallas Metropolitan Garage under contract to a real estate investment firm which specializes in parking facilities. The sale should occur in May 1998, however, there is no assurance that the prospective buyer will close pursuant to the contract of sale.


CASH DISTRIBUTION

         The Fund made a fourth quarter 1997 distribution of $349,600 to partners on February 13, 1998. Each partner received his or her share of this distribution in the amount of $.2485 per unit.
This distribution represents a 5% annualized return.

OUTLOOK

         Management remains pleased with the operations of the Fund's properties. The information Management gained during its site visits has permitted better analysis of disposition strategies. While it was originally anticipated that the highest returns would be obtained from property sales to buyers who desired sites for near-term development potential, management now believes that certain properties could be sold at substantial gains based on their parking economics. The potential sale of the Dallas-Metropolitan garage is an excellent example.


SUMMARY

         Management is pleased with 1997's results and looks forward to continued gains in 1998. The possible sale of the Dallas-Metropolitan garage and increased interest in other facilities should lend to continued growth and returns to the Fund's investors.


Very truly yours,


John M. Prugh, President
Realty Parking Company II, Inc.
General Partner

                        Realty Parking Properties II L.P.
                              Financial Statements

                                         INDEPENDENT AUDITORS' REPORT


The Partners
         Realty Parking Properties II L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties II L.P. (the "Fund") as of December 31, 1997 and 1996 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties II L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                                      KPMG PEAT MARWICK LLP


Baltimore, Maryland
         January 23, 1998

              REALTY PARKING PROPERTIES II L.P.

                        Balance Sheets

                                  December 31,
                                    1997 1996

Assets

  Investment in real estate (Note 3)                          $26,789,804         $31,457,822
  Cash and cash equivalents                                       887,200             694,405
  Other assets
    Accounts receivable                                           283,112             307,582
    Organization and start-up costs
          less accumulated amortization
          of $52,229 and $50,863, respectively (Note 2)               --                1,366
    Financing costs less accumulated
          amortization of $21,000 and $15,000, respectively         9,003              15,003
                                                                  292,115             323,951

                                                              $27,969,119         $32,476,178

Liabilities and Partners' Capital

    Accounts payable and accrued expenses                     $    24,932         $   123,891
    Due to affiliates (Note 6)                                     68,890             121,206
    Real estate taxes payable                                     283,112             304,754
    Note payable (Note 7)                                       3,061,000           3,061,000
                                                                3,437,934           3,610,851


  Partners' Capital (Note 9)
    General Partner                                               (64,122)            (20,782)
    Assignee and Limited Partnership
         Interests  -  $25 stated value per
         unit, 1,392,800 units outstanding                     24,595,207          28,886,009
    Subordinated Limited Partner                                      100                 100
                                                               24,531,185          28,865,327

                                                              $27,969,119         $32,476,178




See accompanying notes to financial statements

           REALTY PARKING PROPERTIES II L.P.

               Statements of Operations
           For the years ended December 31,

                                                           1997        1996        1995

Revenues
  Parking lot rental (Note 5)                          $2,589,901  $2,464,856  $2,252,425
  Interest income                                          35,447      14,495      15,020
  Gain from sale of property, net (Note 4)              2,708,847        --          --
                                                        5,334,195   2,479,351   2,267,445

Expenses
   Administrative, including amounts to
        related party (Note 6)                             88,750      88,682      78,160
   Professional fees                                       27,125      32,480      46,640
   Management fees to related party (Note 6)              220,078     238,295     238,975
   Interest                                               279,635     284,366     271,305
   Depreciation of property                               172,748     171,248     153,980
   Amortization of organization and
       start-up costs and financing costs                   7,366      16,440      16,440
                                                          795,702     831,511     805,500

Net earnings                                           $4,538,493  $1,647,840  $1,461,945

Net earnings per unit of assignee and
        limited partnership interests-basic (Note 9)   $     3.23  $     1.17  $     1.04


See accompanying notes to financial statements

REALTY PARKING PROPERTIES II L.P.

 Statements of Partners' Capital
For the years ended December 31,

                                    Assignee
                                  and Limited   Subordinated
                                  Partnership     Limited      General
                                   Interests      Partner      Partner      Total


Balance at December 31, 1994     $ 28,984,598  $        100  $ (19,784) $ 28,964,914

Net earnings                        1,447,326           --      14,619     1,461,945

Distributions to partners          (1,566,876)          --     (15,828)   (1,582,704)


Balance at December 31, 1995       28,865,048           100    (20,993)   28,844,155

Net earnings                        1,631,362           --      16,478     1,647,840

Distributions to partners          (1,610,401)          --     (16,267)   (1,626,668)


Balance at December 31, 1996       28,886,009           100    (20,782)   28,865,327

Net earnings                        4,493,108           --      45,385     4,538,493

Distributions to partners
    Operations                     (1,651,834)          --     (16,684)   (1,668,518)
    Sale proceeds, net             (7,132,076)          --     (72,041)   (7,204,117)


Balance at December 31, 1997     $ 24,595,207  $        100  $ (64,122) $ 24,531,185


See accompanying notes to financial statements

REALTY PARKING PROPERTIES II L.P.

                         Statements of Cash Flows
                     For the years ended December 31,

                                                                                1997          1996          1995

Cash flows from operating activities
          Net earnings                                                     $  4,538,493  $  1,647,840  $  1,461,945
          Adjustments to reconcile net earnings to net cash
                  provided by operating activities
                  Gain from sale of property                                 (2,708,847)          --            --
                  Depreciation  of property                                     172,748       171,248       153,980
                  Amortization of organization and start-up costs
                        and financing costs                                       7,366        16,440        16,440
                  Changes in assets and liabilities
                        (Increase) decrease in accounts receivable
                                and real estate taxes payable                     2,828         5,990        (8,906)
                        Increase (decrease) in accounts payable
                                and accrued expenses                            (98,959)       84,350        34,746
                        Increase (decrease) in amounts due to affiliates        (52,316)       40,579        10,855
Net cash provided by operating activities                                     1,861,313     1,966,447     1,669,060


Cash flows from investing activities -
         Sale of property, net                                                7,204,117           --            --
         Additions to investment in real estate                                     --       (129,304)     (412,974)
Net cash provided by (used in) investing activities                           7,204,117      (129,304)     (412,974)


Cash flows from financing activities
         Proceeds from note borrowing                                               --        116,000       445,000
         Distributions to partners                                           (8,872,635)   (1,626,668)   (1,582,704)
Net cash used in financing activities                                        (8,872,635)   (1,510,668)   (1,137,704)

Net increase in cash and cash equivalents                                       192,795       326,475       118,382
Cash and cash equivalents
         Beginning of year                                                      694,405       367,930       249,548

         End of year                                                       $    887,200  $    694,405  $    367,930


See accompanying notes to financial statements

                                         REALTY PARKING PROPERTIES II L.P.
                                           Notes to Financial Statements

                                                 December 31, 1997

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

       The Fund has entered into parking consulting and advisory agreements with Central Parking System, Inc. ("Central") and Allright Corporation ("Allright"), respectively. Central purchased 42,104 assignee limited partnership interests, net of selling commissions, representing its maximum allowable purchase of $1,000,000.

       The Fund owns eleven properties in total, eight of which are wholly owned by the Fund. The undivided tenants-in-common ownership of three of the properties is noted below. The properties are not subject to a mortgage or other lien or encumbrance under the terms of the loan agreement, however, the collateral security provision of the loan agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot leases, contracts and income. As of December 31, 1997 the Fund owned the following properties:

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

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)


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

       Lease   revenues  are  recorded  as  earned  under  the  terms  of  lease agreements.

       Costs associated with the marketing of assignee limited partnership interests to the public were offset against the related partners' capital. Costs associated with the organization of the Fund were capitalized and amortized on a straight-line basis over a period of five years.

       The Fund considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consist of a cash and a money market account and are stated at cost, which approximates market value at December 31, 1997 and 1996.

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

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       During 1997 and 1996, no events or circumstances indicated that the assets of the Fund were impaired.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                                  1997                         1996

         Land                                                    $21,857,657                 $26,356,118
         Building                                                  5,583,532                   5,583,532

                                                                  27,441,189                  31,939,650
         Less: Accumulated depreciation                              651,385                     481,828

                                                                 $26,789,804                 $31,457,822

(4)    Sale of Property

       On June 26, 1997, the Fund sold its 66,179 square foot parcel of land in Seattle, Washington for $8,000,000. The Fund's investment in the property was $4,495,268, net of accumulated depreciation of $3,191. The capital gain from the sale totaled $2,708,847, net of expenses of $795,885.

(5)    Leases

       The Fund leased six properties to Central and five properties to Allright for periods of 10 years (expiring between August 2002 and July 2004) with options to extend these leases for two additional terms of five years. Under the terms of the typical lease agreement the lessees are obligated to pay the Fund the greater of the minimum rent plus reimbursement of real estate taxes or 65% of the gross parking revenues ("percentage rent"). Percentage rents earned during 1997, 1996 and 1995 totaled $642,958, $409,065 and $300,823, respectively. The typical lease agreement calls for minimum rents of 6.0% of certain acquisition costs in the first year, 6.5% in the second year and 7.0% thereafter. Parking lot rents of $1,946,943, $2,055,791 and $1,951,602 in 1997, 1996 and 1995,
       respectively, represented minimum rents due in accordance with the lease agreements in effect during each period. Additionally, under the terms of the leases, the parking lot operator is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. Each lease is cancelable by the Fund upon the sale of the property and the payment to the lessee of a "termination fee". The termination fee generally equals 15% of the amount, if any, by which

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)


(5)    Leases (continued)

       a property's sales proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rents received by the Fund from the property. Some of the leases may differ from the terms outlined above in order to accommodate specific circumstances of an acquired property.

       The minimum rents to be received under the terms of the operating leases in effect at December 31, 1997 are summarized as follows:

         1998                                                  $   1,829,793
         1999                                                      1,835,863
         2000                                                      1,844,361
         2001                                                      1,850,431
         2002                                                      1,763,585
         Subsequent to 2002                                        1,986,252

         Total                                                  $ 11,110,285

(6)    Related Party Transactions

       The general partner earned an asset-based management fee of $220,078, $238,295 and $238,975 in 1997, 1996 and 1995, respectively, for advising the Fund and managing its investments. This fee is equal to 0.75% of the Fund's capital contributions invested in properties or updated appraisals for certain of the Fund's properties and 0.5% of capital contributions temporarily held awaiting investment in properties. Additionally, the general partner is reimbursed for certain costs incurred relating to administrative services of the Fund totaling $95,695, $74,556 and $80,555 in 1997, 1996 and 1995, respectively.

       In 1997 the Fund paid Central a termination fee of $283,949 and an advisory fee of $120,000 in connection with the sale of the Seattle, Washington property.

       Under the terms of the lease agreements, real estate taxes paid by the Fund will be reimbursed by Central or Allright and are not reflected on the statements of operations. The Fund has recorded $283,112 and $304,754 of real estate taxes in both of accounts receivable and real estate taxes payable at December 31, 1997 and 1996, respectively.

(7)    Note Payable

       On July 18, 1994 the Fund closed on its $5.6 million line of credit agreement with a bank. Borrowings under the credit agreement bear interest on the outstanding principal amount at the bank's prime rate plus 1% per annum. Effective July 18, 1997, the line of credit agreement was amended to a maximum $3.5 million capacity, the interest rate on outstanding borrowings was reduced to the bank's prime rate (8.5% at December 31, 1997) and the commitment was extended for an additional three years, until July 18, 2000. The principal balance at December 31, 1997 and 1996 was $3,061,000. The collateral security provision of the loan agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)


(7)    Note Payable (continued)

       leases, contracts and income. Interest paid on the outstanding principal balance totaled $279,635, $284,366 and $271,305 during the years ended December 31, 1997, 1996 and 1995, respectively.

(8)    Earnings for Federal Income Tax Purposes

       There was no difference between the Fund's net earnings for income tax purposes and the net earnings for financial reporting purposes.

(9)    Partners' Capital

       The Partnership Agreement provides, among other provisions, for the following:

       (a) The Fund will consist of the general partner, the assignee and limited partners and the subordinated limited partner.

       (b) Distributions to the Partners relating to operations of the properties will be based on net cash flow, as defined in the Partnership Agreement. Assignee and limited partners will receive 99% of net cash flow and the general partner will receive 1%. Net earnings per unit of assignee and limited partnership interests, as disclosed on the statements of operations is based upon 1,392,800 Units.

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

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)

(10)   Distributions to Investors

       Distributions of cash flow to investors during 1997, 1996 and 1995 totaled $1,668,518, $1,626,668 and $1,582,704, respectively, of which 99%
       was allocated to assignee and limited partners. These distributions were derived from net cash provided by operating activities.

       Distribution of sale proceeds to investors during 1997 totaled $7,204,117 of which 99% was allocated to assignee and limited partners. Holders of Units received a cash distribution of $5.12 per Unit.

(11)   Subsequent Events

       On February 13, 1998, the Fund made a cash distribution totaling $349,600 of which 99% was allocated to assignee and limited partners. This distribution was derived from funds provided by operating activities during 1997. Holders of Units received a cash distribution of $0.2485 per Unit.

       In January 1998 the Fund entered into an agreement for the sale of one of its properties. Nonrefundable earnest money of $250,000 was deposited into an escrow account. The sale should occur in May 1998, however, there is no assurance that the prospective buyer will close pursuant to the contract of sale.

Directors and Executive Officers


Realty Parking Company II, Inc.
General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer

                                                  Form 10-K
A copy of the Fund's Annual Report on Form 10-K for the year ended December 31, 1997 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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