Form 10-K, Exhibit 13
period 1998-12-31
REALTY PARKING PROPERTIES II LP
filed 1999-03-30
CIK 871014

                                         REALTY PARKING PROPERTIES II L.P.

                                                1998 ANNUAL REPORT

                                                  March 22, 1999

Dear Investor:


OPERATIONS

     In 1998, Realty Parking Properties II L.P. earned rental income of $2,303,706, a decline of 11% from 1997. This decline in revenue is a result of two events. First, in 1997, the Fund sold its Seattle facility resulting in the loss of $152,476 in rental income. Additionally, the Fund earned a substantial amount of percentage rent from its Atlanta facility in 1997. Atlanta's percentage rent was due to an increase in revenues that the facility earned during the 1996 Atlanta Olympic Games. If the financial impact of these two events is excluded, rental income actually experienced a 7% increase in 1998.

     The Fund earned percentage rents at the Atlanta, Denver, Nashville, Tulsa, Phoenix and San Francisco facilities totaling $473,933, during 1998, a decrease of 25% from 1997. The decrease in percentage rents is primarily due to a decrease in percentage rents earned at the Atlanta facility, from $283,908 in 1997 to $2,869 in 1998. In 1997, the Atlanta facility earned higher percentage rent as a result of an increase in parking lot revenues brought about by the 1996 Olympic Games. The facility's close proximity to the Olympic Games' Centennial Park permitted it to earn substantial revenues before and during the Olympic events.

     Management is particularly pleased by the operations at two of the Fund's facilities. The Nashville facility generated $225,479 in percentage rent during 1998, a 26% increase from the previous year. The Denver facility generated $32,956 in percentage rents during 1998. The results at the Denver facility are particularly encouraging because this facility had not previously generated percentage rents.

     Expenses in 1998, net of amortization and depreciation, were $598,402, reflecting a $17,186 decrease from 1997. This decrease is primarily due to reduced management fees as a result of the Seattle property sale and a reduction of interest expense due to the lower balance on the note payable and a reduced interest rate for the full year in 1998.

     In April 1998, the Fund signed a contract for the sale of the San Francisco property. The prospective buyer is interested in the site for future development. The sale of the property is contingent upon the buyer receiving certain development approvals. There is no assurance that the buyer will receive all of the development approvals. However, if the sale occurs, it is likely to take place during the second quarter of 1999.

     CASH DISTRIBUTION The Fund made a fourth quarter 1998 distribution of $367,087 to partners on February 12, 1999. Each partner received his or her share of this distribution in the amount of $.26 per unit. This distribution represents a 5.25% annualized return.


     SUMMARY Management is pleased by the operations at the Fund's parking facilities in 1998. The strong operational gains experienced at the Nashville and Denver facilities are particularly significant. While it has been anticipated that the highest returns would be obtained from selling properties for development potential, strong gains may also be earned from selling properties based on their parking economics.


Sincerely,

REALTY PARKING COMPANY II, INC.
General Partner

   /s/  John M. Prugh

John M. Prugh
President

                                         INDEPENDENT AUDITORS' REPORT


The Partners
Realty Parking Properties II L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties II L.P. (the "Fund") as of December 31, 1998 and 1997 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties II L.P. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.



                                                        /s/   KPMG  LLP


Baltimore, Maryland
         January 22, 1999

                       REALTY PARKING PROPERTIES II L.P.
                              Financial Statements

            REALTY PARKING PROPERTIES II L.P.

                      Balance Sheets

                                  December 31,
                                    1998 1997

Assets

  Investment in real estate (Note 3)                      $ 26,617,472         $ 26,789,804
  Cash and cash equivalents                                    645,327              887,200
  Accounts receivable (Note 6)                                 317,050              283,112
  Financing costs less accumulated
        amortization of $27,000 and $21,000, respectively        3,003                9,003

                                                          $ 27,582,852         $ 27,969,119

Liabilities and Partners' Capital

    Accounts payable and accrued expenses                 $     27,926         $     24,932
    Due to affiliates (Note 6)                                  54,383               68,890
    Real estate taxes payable (Note 6)                         305,850              283,112
    Note payable (Note 7)                                    2,561,000            3,061,000
                                                             2,949,159            3,437,934


  Partners' Capital (Note 9)
    General Partner                                            (63,097)             (64,122)
    Assignee and Limited Partnership
         Interests  -  $25 stated value per
         unit, 1,392,800 units outstanding                  24,696,690           24,595,207
    Subordinated Limited Partner                                   100                  100
                                                            24,633,693           24,531,185

                                                          $ 27,582,852         $ 27,969,119



See accompanying notes to financial statements

      REALTY PARKING PROPERTIES II L.P.

           Statements of Operations
       For the years ended December 31,

                                                   1998         1997         1996

Revenues
  Parking lot rental (Note 5)                 $ 2,303,706  $ 2,589,901  $ 2,464,856
  Interest income                                  26,396       35,447       14,495
  Gain from sale of property, net (Note 4)            --     2,708,847          --
                                                2,330,102    5,334,195    2,479,351

Expenses
   Administrative, including amounts to
        related party (Note 6)                     85,880       88,750       88,682
   Professional fees                               58,756       27,125       32,480
   Management fees to related party (Note 6)      207,996      220,078      238,295
   Interest (Note 7)                              245,770      279,635      284,366
   Depreciation                                   172,332      172,748      171,248
   Amortization                                     6,000        7,366       16,440
                                                  776,734      795,702      831,511

Net earnings                                  $ 1,553,368  $ 4,538,493  $ 1,647,840

Net earnings per unit of assignee and
        limited partnership interests-basic (N$      1.10  $      3.23  $      1.17


See accompanying notes to financial statements

REALTY PARKING PROPERTIES II L.P.

Statements of Partners' Capital
For the years ended December 31, 1998, 1997 and 1996

                                 Assignee
                                and Limited   Subordinated
                                Partnership   LimitedGeneral
                                 Interests    PartnerPartner       Total


Balance at December 31, 1995  $ 28,865,048  $ 100  $ (20,993) $ 28,844,155

Net earnings                     1,631,362     --     16,478     1,647,840

Distributions to partners       (1,610,401)    --    (16,267)   (1,626,668)


Balance at December 31, 1996    28,886,009    100    (20,782)   28,865,327

Net earnings                     4,493,108     --     45,385     4,538,493

Distributions to partners
    Operations                  (1,651,834)    --    (16,684)   (1,668,518)
    Sale proceeds, net          (7,132,076)    --    (72,041)   (7,204,117)


Balance at December 31, 1997    24,595,207    100    (64,122)   24,531,185

Net earnings                     1,537,834     --     15,534     1,553,368

Distributions to partners       (1,436,351)    --    (14,509)   (1,450,860)


Balance at December 31, 1998  $ 24,696,690  $ 100  $ (63,097) $ 24,633,693


See accompanying notes to financial statements

                    REALTY PARKING PROPERTIES II L.P.

                        Statements of Cash Flows
                    For the years ended December 31,

                                                                              1998          1997          1996

Cash flows from operating activities
          Net earnings                                                   $  1,553,368  $  4,538,493  $  1,647,840
          Adjustments to reconcile net earnings to net cash
                  provided by operating activities
                  Gain from sale of property                                       --    (2,708,847)           --
                  Depreciation                                                172,332       172,748       171,248
                  Amortization                                                  6,000         7,366        16,440
                  Changes in assets and liabilities
                        (Increase) decrease in accounts receivable
                                and real estate taxes payable, net            (11,200)        2,828         5,990
                        Increase (decrease) in accounts payable
                                and accrued expenses                            2,994       (98,959)       84,350
                        Increase (decrease) in amounts due to affiliates      (14,507)      (52,316)       40,579
Net cash provided by operating activities                                   1,708,987     1,861,313     1,966,447


Cash flows from investing activities
         Sale of property, net                                                     --     7,204,117            --
         Additions to investment in real estate                                    --            --      (129,304)
Net cash provided by (used in) investing activities                                --     7,204,117      (129,304)


Cash flows from financing activities
         Proceeds from note borrowing                                              --            --       116,000
         Repayment of note borrowing                                         (500,000)           --            --
         Distributions to partners                                         (1,450,860)   (8,872,635)   (1,626,668)
Net cash used in financing activities                                      (1,950,860)   (8,872,635)   (1,510,668)

Net increase (decrease) in cash and cash equivalents                         (241,873)      192,795       326,475
Cash and cash equivalents
         Beginning of year                                                    887,200       694,405       367,930

         End of year                                                     $    645,327  $    887,200  $    694,405


See accompanying notes to financial statements

                                         REALTY PARKING PROPERTIES II L.P.
                                           Notes to Financial Statements

                                         December 31, 1998, 1997 and 1996

(1)    Organization

       Realty Parking Properties II L.P. (the "Fund") is a Delaware limited partnership formed on December 26, 1990 to acquire surface lots and parking garage buildings to be held for appreciation and used for parking operations to produce current income. The general partner is Realty Parking Company II, Inc. and the subordinated limited partner is Realty Associates Limited Partnership, an affiliate of the general partner.

       The Fund has entered into parking consulting and advisory agreements with Central Parking System, Inc. ("Central") and Allright Corporation ("Allright"), respectively. Central purchased 42,104 assignee limited partnership interests, net of selling commissions, representing its maximum allowable purchase of $1,000,000.

       The Fund owns eleven properties in total, eight of which are wholly owned by the Fund. The undivided tenants-in-common ownership of three of the properties is noted below. The properties are not subject to a mortgage or other lien or encumbrance under the terms of the loan agreement, however, the collateral security provision of the loan agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot leases, contracts and income. As of December 31, 1998 the Fund owned the following properties:

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


       The Fund owns an 80% undivided interest in the Denver, Colorado property and a 60% undivided interest in the Tulsa, Oklahoma property. The remaining interests in these two properties are owned by Central.

       The Fund owns a two-thirds undivided interest in the Atlanta, Georgia property. The remaining interest in this property is owned by Allright.

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

       The Fund considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximates market value at December 31, 1998 and 1997.

       Investment in real estate is stated at cost, net of accumulated depreciation, and reduced for impairment losses where appropriate, and includes all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Fund records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets. Assets considered to be impaired are written down to estimated fair value. During 1998 and 1997, no events or circumstances indicated that the long-lived assets of the Fund were impaired.

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

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)



(2)    Summary of Significant Accounting Policies (continued)

       The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair values of financial instruments approximate their recorded values.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                                  1998                         1997

         Land                                                    $21,857,657                 $21,857,657
         Building                                                  5,583,532                   5,583,532

                                                                  27,441,189                  27,441,189
         Less: Accumulated depreciation                              823,717                     651,385

                                                                 $26,617,472                 $26,789,804

(4)    Sale of Property

       On June 26, 1997, the Fund sold its 66,179 square foot parcel of land in Seattle, Washington for $8,000,000. The Fund's investment in the property was $4,495,268, net of accumulated depreciation of $3,191. The capital gain from the sale totaled $2,708,847, net of expenses of $795,885.

(5)    Leases

       The Fund leases six properties to Central and five properties to Allright for periods of 10 years (expiring between August 2002 and July 2004) with options to extend these leases for two additional terms of five years. Under the terms of the typical lease agreement, the lessees are obligated to pay the Fund the greater of the minimum rent plus reimbursement of real estate taxes or 65% of the gross parking revenues ("percentage rent"). Percentage rents earned during 1998, 1997 and 1996 totaled $473,933, $642,958 and $409,065, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rents of $1,829,773, $1,946,943 and $2,055,791 in 1998, 1997 and 1996, respectively, represented minimum rents under the lease agreements. Under the terms of the leases, the parking lot operator is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. Each lease is cancelable by the Fund upon the sale of the property and the payment to the lessee of a "termination fee". The termination fee generally equals 15% of the amount, if any, by which a property's sales proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rents received by the Fund from the property. Some of the leases may differ from the terms outlined above in order to accommodate specific circumstances of an acquired property.

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)



 (5)   Leases (continued)

       The minimum rents to be received under the terms of the leases in effect at December 31, 1998 are summarized as follows:

         1999                                                  $   1,835,863
         2000                                                      1,844,361
         2001                                                      1,850,431
         2002                                                      1,763,585
         2003                                                      1,586,426
         2004                                                        399,826

         Total                                                 $   9,280,492


(6)    Related Party Transactions

       The general partner earned an asset-based management fee of $207,996, $220,078 and $238,295 in 1998, 1997 and 1996, respectively, for advising the Fund and managing its investments. This fee is equal to 0.75% of the Fund's capital contributions invested in certain properties or fair values based on updated appraisals for certain other properties. Additionally, the general partner was reimbursed for certain costs incurred relating to administrative services for the Fund totaling $91,488, $95,695 and $74,556 in 1998, 1997 and 1996, respectively.

       Pursuant to the parking consulting and advisory agreements, Central or Allright earn a fee upon disposition of a property equal to 1.5% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the general partner on the timing and pricing of property sales. In 1997, the Fund paid Central a termination fee of $283,949 and an advisory fee of $120,000 in connection with the sale of the Seattle, Washington property.

       Under the terms of the lease agreements, real estate taxes paid by the Fund will be reimbursed by Central or Allright and are not reflected in the statements of operations. The Fund has recorded $305,850 and $283,112 of real estate taxes in both of accounts receivable and real estate taxes payable at December 31, 1998 and 1997, respectively.

(7)    Note Payable

       On July 18, 1994, the Fund closed on a $5.6 million line of credit agreement with a bank. Borrowings under the credit agreement bore interest on the outstanding principal amount at the bank's prime rate plus 1% per annum. Effective July 18, 1997, the line of credit agreement was amended to a maximum $3.5 million capacity, the interest rate on outstanding borrowings was reduced to the bank's prime rate (7.75% at December 31, 1998) and the commitment was extended for an additional three years, until July 18, 2000. The principal balance at December 31, 1998 and 1997 was $2,561,000 and $3,061,000, respectively. The collateral security provision of the loan agreement provides for the assignment of the Fund's rights as a lessor

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)



(7)    Note Payable (continued)

       to its interest in the parking lot leases, contracts and income. Interest paid on the outstanding principal balance totaled $245,770, $279,635 and $284,366 during the years ended December 31, 1998, 1997 and 1996, respectively.

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

       (b) Distributions to the partners relating to operations of the properties will be based on net cash flow, as defined in the Partnership Agreement. Assignee and limited partners will receive 99% of net cash flow and the general partner will receive 1%. Net earnings per unit of assignee and limited partnership interests, as disclosed in the statements of operations is based upon 1,392,800 Units.

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

                                         REALTY PARKING PROPERTIES II L.P.
                                     Notes to Financial Statements (continued)


(10)   Distributions to Investors

       Distributions of cash flow to investors during 1998, 1997 and 1996 totaled $1,450,860, $1,668,518 and $1,626,668, respectively, of which 99%
       was allocated to assignee and limited partners. These distributions were derived from net cash provided by operating activities.

       Distribution of sale proceeds to investors during 1997 totaled $7,204,117 of which 99% was allocated to assignee and limited partners. Holders of Units received a cash distribution of $5.12 per original $25 Unit.

(11)   Subsequent Events

       On February 12, 1999, the Fund made a cash distribution totaling $367,087 of which 99% was allocated to assignee and limited partners. This distribution was derived from funds provided by operating activities during 1998. Holders of Units received a cash distribution of approximately $0.26 per original $25 Unit.

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

         Investor Relations
         Realty Parking Properties II L.P.
         225 East Redwood Street
         Baltimore, Maryland 21202


                                                   Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202


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