Form 10-K, Exhibit 13
period 1999-12-31
REALTY PARKING PROPERTIES II LP
filed 2000-03-30
CIK 871014

REALTY PARKING PROPERTIES II L.P.

                               1999 ANNUAL REPORT

                                 April 10, 2000

Dear Investor:


OPERATIONS

         Realty Parking Properties II L.P. (the Fund) had a very productive year in 1999. The Fund sold the San Francisco, Denver and Atlanta properties, yet parking revenues remained very strong despite the sales of the properties.

         Parking lot rental income totaled $2,286,332 in 1999, a slight decline from 1998. The 1999 sales of the three properties in June, July and September caused base rental income to decline $188,345 from 1998. The increased percentage rents in 1999 net of the decrease in minimum rents resulted in a slight decrease in rental income in 1999 compared to 1998.

         During 1999, percentage rents totaling $644,904 were earned at the Nashville, Tulsa, Atlanta, Denver, San Francisco, Phoenix, Dallas-Metro and San Antonio properties. In total, percentage rents increased 36% over 1998 and included a contribution from the San Antonio and Dallas-Metro properties, which did not generate percentage rents in 1998.

         Expenses in 1999, net of amortization and depreciation, were $515,501, reflecting an $82,901 decrease from 1998. This decrease was primarily due to reduced consulting fees and lower management fees due to the sales of the San Francisco, Denver and Atlanta properties. In addition, interest expense decreased due to the lower balance on the note payable.

SALES

         On June 9, 1999, the Fund sold its San Francisco, California property for $5,350,000. The buyer will continue to operate the property as a parking facility in the short-term. Ultimately, however, the property will be developed into a hotel. The Fund's investment in the property was $1,941,927 and the sale resulted in a net distribution to investors of $3.39 per unit.

         On July 6, 1999, the Fund sold its 80% interest in the Denver, Colorado property for $5,199,200 to Central Parking System, the Fund's Advisor, which exercised its Right of First Refusal to acquire the Fund's interest in the property. The Fund's investment in the property was $2,940,450 and the sale resulted in a net distribution to investors of $3.51 per unit.

                        REALTY PARKING PROPERTIES II L.P.



SALES (continued)

         On September 10, 1999, the Fund sold its two-thirds interest in the Atlanta, Georgia property for $3,666,667 to Urban Growth Property Trust, a national parking operator. The Fund's investment in the property was $2,002,268 and the sale resulted in a net distribution to investors of $2.40 per unit.

CASH DISTRIBUTION

         The Fund made a fourth quarter 1999 distribution of $222,276 to partners on February 15, 2000. Each partner received his or her share of this distribution in the amount of approximately $.16 per unit. This distribution represented a 5.25% annualized return on investors' remaining capital balance after the distribution of previous sales proceeds.

OUTLOOK

         On January 31, 2000, the Fund sold its Dallas-Metro, Texas property for $7,000,000, including cash of $6,450,000 and a second lien promissory note of $550,000. The Fund's investment in the property was $4,185,682. The second lien promissory note of $550,000 is secured by a Second Deed of Trust and is due on or before October 31, 2000. Interest on the unpaid principal balance will accrue at the rate of 15% per annum. The sale resulted in a distribution to investors in the amount of $4.36 per unit on March 22, 2000.

         On March 10, 2000, the buyer for the San Diego-B property elected to proceed with the sale transaction, which is tentatively set to close on May 15, 2000. Management is also in discussions with the County of San Diego for the sale of the San Diego-Union property.

         While the Fund's original investment strategy had anticipated that the highest returns might be obtained by selling properties at prices reflective of their development potential, the sales of the Denver and Atlanta properties demonstrate that strong returns can also be earned from selling properties based on their parking economics.

                        REALTY PARKING PROPERTIES II L.P.

SUMMARY

         We are very pleased with the returns enjoyed by investors during 1999 that were generated by the sales of the San Francisco, Denver and Atlanta properties. Additionally, the sale of the Dallas-Metro facility in January and the pending sale of the San Diego-B property in May would ensure another excellent year for investors. Finally, the Fund can expect to continue to receive strong operational cash flow from its seven remaining properties while we consider additional disposition opportunities.

Sincerely,

REALTY PARKING COMPANY II, INC.
General Partner

/s/  John M. Prugh

John M. Prugh
President

                          INDEPENDENT AUDITORS' REPORT

        The Partners
        Realty Parking Properties II L.P.:

        We have audited the accompanying balance sheets of Realty Parking Properties II L.P. (the "Fund") as of December 31, 1999 and 1998 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties II L.P. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                                    /s/  KPMG LLP

         Baltimore, Maryland
         January 21, 2000, except as to Note 11,
            which is as of March 22, 2000

                        REALTY PARKING PROPERTIES II L.P.

                                 Balance Sheets


                                                                              December 31,
                                                                ---------------------------------------
                                                                     1999                     1998
                                                              -----------------        -----------------
Assets

  Investment in real estate (Note 3)                          $     19,684,020         $     26,617,472
  Cash and cash equivalents                                            649,014                  645,327
  Accounts receivable (Note 6)                                         287,440                  317,050
  Financing costs less accumulated
        amortization of $30,003 and $27,000, respectively                    -                    3,003
                                                              -----------------        -----------------
                                                              $     20,620,474         $     27,582,852
                                                              =================        =================

Liabilities and Partners' Capital

  Accounts payable and accrued expenses                       $        104,024         $         27,926
  Due to affiliates (Note 6)                                            63,070                   54,383
  Real estate taxes payable (Note 6)                                   250,300                  305,850
  Note payable (Note 7)                                              2,086,000                2,561,000
                                                              -----------------        -----------------
                                                                     2,503,394                2,949,159
                                                              -----------------        -----------------


  Partners' Capital (Note 9)
    General Partner                                                          -                  (63,097)
    Assignee and Limited Partnership
         Interests  -  $25 stated value per
         unit, 1,392,800 units outstanding                          18,116,980               24,696,690
    Subordinated Limited Partner                                           100                      100
                                                              -----------------        -----------------
                                                                    18,117,080               24,633,693
                                                              -----------------        -----------------

                                                              $     20,620,474         $     27,582,852
                                                              =================        =================


See accompanying notes to financial statements

                        REALTY PARKING PROPERTIES II L.P.

                            Statements of Operations
                        For the years ended December 31,


                                                                           1999            1998             1997
                                                                     ------------------------------------------------
Revenues

  Parking lot rental (Note 5)                                        $    2,286,332   $   2,303,706   $    2,589,901
  Interest income                                                            58,612          26,396           35,447
                                                                     ---------------  --------------  ---------------
                                                                          2,344,944       2,330,102        2,625,348
                                                                     ---------------  --------------  ---------------

Expenses

   Administrative, including amounts to
        related party (Note 6)                                              103,636          85,880           88,750
   Professional fees                                                         25,281          58,756           27,125
   Management fees to related party (Note 6)                                186,273         207,996          220,078
   Interest (Note 7)                                                        200,311         245,770          279,635
   Depreciation                                                             160,066         172,332          172,748
   Amortization                                                               3,003           6,000            7,366
                                                                     ---------------  --------------  ---------------
                                                                            678,570         776,734          795,702
                                                                     ---------------  --------------  ---------------

Earnings from operations                                                  1,666,374       1,553,368        1,829,646

Gain on sales of properties, net (Note 4)                                 6,311,322               -        2,708,847
                                                                     ---------------  --------------  ---------------

Net earnings                                                         $    7,977,696   $   1,553,368   $    4,538,493
                                                                     ===============  ==============  ===============

Net earnings per unit of assignee and
        limited partnership interests-basic (Note 9)                 $         5.58   $        1.10   $         3.23
                                                                     ===============  ==============  ===============


See accompanying notes to financial statements

                        REALTY PARKING PROPERTIES II L.P.

                         Statements of Partners' Capital
              For the years ended December 31, 1999, 1998 and 1997

                                         Assignee
                                       and Limited          Subordinated
                                       Partnership            Limited            General
                                        Interests             Partner            Partner               Total
                                   ----------------------------------------------------------------------------


Balance at December 31, 1996       $      28,886,009   $               100   $     (20,782)  $      28,865,327

Net earnings                               4,493,108                     -          45,385           4,538,493

Distributions to partners
    Operations                            (1,651,834)                    -         (16,684)         (1,668,518)
    Sale proceeds, net                    (7,132,076)                    -         (72,041)         (7,204,117)
                                   ------------------  --------------------  --------------  ------------------


Balance at December 31, 1997              24,595,207                   100         (64,122)         24,531,185

Net earnings                               1,537,834                     -          15,534           1,553,368

Distributions to partners                 (1,436,351)                    -         (14,509)         (1,450,860)
                                   ------------------  --------------------  --------------  ------------------


Balance at December 31, 1998              24,696,690                   100         (63,097)         24,633,693

Net earnings                               7,769,655                     -         208,041           7,977,696

Distributions to partners
    Operations                            (1,403,284)                    -         (14,175)         (1,417,459)
    Sales proceeds, net                  (12,946,081)                    -        (130,769)        (13,076,850)
                                   ------------------  --------------------  --------------  ------------------


Balance at December 31, 1999       $      18,116,980   $               100   $           -   $      18,117,080
                                   ==================  ====================  ==============  ==================


See accompanying notes to financial statements

                        REALTY PARKING PROPERTIES II L.P.

                            Statements of Cash Flows
                        For the years ended December 31,


                                                                     1999              1998              1997
                                                               ---------------------------------------------------

Cash flows from operating activities
    Net earnings                                               $     7,977,696   $    1,553,368   $     4,538,493
    Adjustments to reconcile net earnings to net cash
        provided by operating activities
        Gain from sales of properties                               (6,311,322)               -        (2,708,847)
        Depreciation                                                   160,066          172,332           172,748
        Amortization                                                     3,003            6,000             7,366
        Changes in assets and liabilities
           (Increase) decrease in accounts receivable
               and real estate taxes payable, net                      (25,940)         (11,200)            2,828
           Increase (decrease) in accounts payable
               and accrued expenses                                     76,098            2,994           (98,959)
           Increase (decrease) in amounts due to affiliates              8,687          (14,507)          (52,316)
                                                               ----------------  ---------------  ----------------
Net cash provided by operating activities                            1,888,288        1,708,987         1,861,313
                                                               ----------------  ---------------  ----------------


Cash flows from investing activities -
     proceeds from sales of properties, net                         13,084,708                -         7,204,117
                                                               ----------------  ---------------  ----------------


Cash flows from financing activities
     Repayment of note payable                                        (475,000)        (500,000)                -
     Distributions to partners                                     (14,494,309)      (1,450,860)       (8,872,635)
                                                               ----------------  ---------------  ----------------
Net cash used in financing activities                              (14,969,309)      (1,950,860)       (8,872,635)
                                                               ----------------  ---------------  ----------------

Net increase (decrease) in cash and cash equivalents                     3,687         (241,873)          192,795
Cash and cash equivalents
     Beginning of year                                                 645,327          887,200           694,405
                                                               ----------------  ---------------  ----------------

     End of year                                               $       649,014   $      645,327   $       887,200
                                                               ================  ===============  ================

See accompanying notes to financial statements

                        REALTY PARKING PROPERTIES II L.P.

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997

(1)    Organization

       Realty Parking Properties II L.P. (the "Fund") is a Delaware limited partnership formed on December 26, 1990, to acquire surface lots and parking garage buildings to be held for appreciation and used for parking operations to produce current income. The general partner is Realty Parking Company II, Inc. and the subordinated limited partner is Realty Associates Limited Partnership, an affiliate of the general partner. The Fund shall continue until December 31, 2015, unless the Fund is sooner dissolved, in accordance with the provisions of the Partnership Agreement.

       The Fund entered into an Investment Advisory Agreement with Central Parking System, Inc. (the "Advisor"). The Advisor purchased 42,104 assignee limited partnership interests, net of selling commissions, representing its maximum allowable purchase of $1,000,000.

       The Fund owns eight properties in total, seven of which are wholly owned by the Fund. The undivided tenants-in-common ownership of one of the properties is noted below. The properties are not subject to a mortgage or other lien or encumbrance under the terms of the line of credit agreement, however, the collateral security provision of the agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot leases, contracts and income. As of December 31, 1999, the Fund owned the following properties:


                                             Approximate
         Location                          Size (Sq. Ft.)                Type

         Phoenix, Arizona                       275,310                  surface lot
         San Diego-B, California                 50,000                  surface lot
         San Diego-Union, California             35,000                  surface lot
         Tulsa, Oklahoma                         39,646                  surface lot
         Nashville, Tennessee                    57,720                  surface lot and garage
         Dallas-Main, Texas                      45,714                  surface lot and garage
         Dallas-Metro, Texas                     19,450                  surface lot and garage
         San Antonio, Texas                      43,341                  surface lot

       The Fund owns a 60% undivided interest in the Tulsa, Oklahoma property. The remaining interest in the property is owned by the Advisor.

(2)    Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on the accrual basis of accounting. The Fund reports its operating results for income tax purposes on the

                        REALTY PARKING PROPERTIES II L.P.

(2)    Summary of Significant Accounting Policies (continued)

       accrual basis. No provision for income taxes is made because any liability for income taxes is that of the individual partners and not that of the Fund.

       The Fund has joint interest and control with the Advisor in one property which is accounted for using the proportionate share method. The financial statements include the Fund's proportionate share of the property's historical cost, revenues and expenses.

       Lease   revenues  are  recorded  as  earned  under  the  terms  of  lease agreements.

       Costs associated with the marketing of assignee limited partnership interests to the public were offset against the related partners' capital.

       The Fund considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximates market value at December 31, 1999 and 1998.

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

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Fund records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets. Assets considered to be impaired are written down to estimated fair value. During 1999 and 1998, no events or circumstances indicated that the long-lived assets of the Fund were impaired.

       Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       The fair values of all financial instruments approximate their recorded values at December 31, 1999 and 1998.

                        REALTY PARKING PROPERTIES II L.P.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                    1999                    1998
                                             ----------------       -----------------

          Land                               $    15,716,812        $     21,857,657
          Buildings                                4,839,732               5,583,532
                                             ----------------       -----------------

                                                  20,556,544              27,441,189
          Accumulated depreciation                  (872,524)               (823,717)
                                             ----------------       -----------------

                                             $    19,684,020        $     26,617,472
                                             ================       =================


(4)    Sales of Properties

       On June 26, 1997, the Fund sold its Seattle, Washington property for $8,000,000. The Fund's investment in the property was $4,495,270, net of accumulated depreciation of $3,191. The capital gain from the sale totaled $2,708,847, net of expenses of $795,883.

       On June 9, 1999, the Fund sold its San Francisco, California property for $5,350,000. The Fund's investment in the property was $1,941,045, net of accumulated depreciation of $882. The capital gain from the sale totaled $2,821,979, net of expenses of $586,976.

       On July 6, 1999, the Fund sold its 80% interest in the Denver, Colorado property for $5,199,200. The Fund's investment in the property was $2,930,358, net of accumulated depreciation of $10,092. The capital gain from the sale totaled $2,010,551, net of expenses of $258,291.

       On September 10, 1999, the Fund sold its two-thirds interest in the Atlanta, Georgia property for $3,666,667. The Fund's investment in the property was $1,901,983, net of accumulated depreciation of $100,285. The capital gain from the sale totaled $1,478,792, net of expenses of $285,892.

(5)    Leases

       The Fund leases its parking properties to the Advisor for periods of 10 years, expiring between August 2002 and July 2004, with options to extend these leases for two additional terms of five years. Under the terms of the typical lease agreement, the Advisor is obligated to pay the Fund the greater of minimum rent plus reimbursement of real estate taxes or 65% of gross parking revenues ("percentage rent"). Percentage rents earned during 1999, 1998 and 1997 totaled $644,904, $473,933 and $642,958,

                        REALTY PARKING PROPERTIES II L.P.

(5)    Leases (continued)

       respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rents of $1,641,428, $1,829,773 and $1,946,943 in 1999, 1998 and 1997, respectively, represented minimum rents under the lease agreements. Under the terms of the leases, the Advisor is responsible for all operating costs, including real estate taxes and general and garage liability insurance coverage.

       Each lease is cancelable by the Fund upon the sale of the property and the payment to the Advisor of a "termination fee." The termination fee generally equals 15% of the amount, if any, by which a property's sale proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rents received by the Fund from the property. Some of the leases may differ from the terms outlined above in order to accommodate specific circumstances of an acquired property.

       The minimum rents to be received under the terms of the leases in effect at December 31, 1999 are summarized as follows:

         2000                               $   1,127,015
         2001                                   1,102,687
         2002                                   1,015,841
         2003                                     838,682
         2004                                     205,578
                                          ---------------

         Total                              $   4,289,803
                                            =============

(6)    Related Party Transactions

       The general partner earned an asset-based management fee of $186,273, $207,996 and $220,078 in 1999, 1998 and 1997, respectively, for advising the Fund and managing its investments. This fee is equal to 0.75% of the Fund's capital contributions invested in certain properties or fair values based on updated appraisals for certain other properties. Additionally, the general partner was reimbursed for certain costs incurred relating to administrative services for the Fund totaling $116,825, $91,488 and $95,695 in 1999, 1998 and 1997, respectively.

       Pursuant to the parking agreements, the Advisor earns a fee upon disposition of a property equal to 1.5% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the general partner on the timing and pricing of property sales. In 1999, the Advisor earned termination fees totaling $871,489 and advisory fees totaling $213,238 in connection with the sales of the San Francisco, Denver and Atlanta properties. In 1997, the Fund paid the Advisor a termination fee of $283,949 and an advisory fee of $120,000 in connection with the sale of the Seattle property.

                        REALTY PARKING PROPERTIES II L.P.

(6)    Related Party Transactions (continued)

       Under the terms of the lease agreements, real estate taxes paid by the Fund will be reimbursed by the Advisor and are not reflected in the statements of operations. The Fund has recorded $250,300 and $305,850 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 1999 and 1998, respectively.

(7)    Note Payable

       The Fund has a $3.5 million line of credit agreement with a bank. The interest rate on outstanding borrowings is the bank's prime rate, 8.5% at December 31, 1999. The line of credit expires in July 2000. The line of credit is expected to be repaid from sales proceeds throughout 2000 and will be extended beyond its maturity, if necessary. The collateral security provision of the loan agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot leases, contracts and income. The principal balance at December 31, 1999 and 1998 was $2,086,000 and $2,561,000, respectively. Interest paid on the outstanding principal balance totaled $200,311, $245,770 and $279,635 during 1999, 1998 and 1997, respectively.

(8)    Earnings for Federal Income Tax Purposes

       There was no difference between the Fund's net earnings for income tax purposes and the net earnings for financial reporting purposes in 1999, 1998 and 1997.

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

       (c) Net proceeds of sale or financing of the properties will be distributed as follows:

           - 99% to the assignee and limited partners and 1% to the general partner until each investor has recovered its original capital contribution in full and received

                        REALTY PARKING PROPERTIES II L.P.

(9)    Partners' Capital (continued)

                 a cumulative, noncompounded annual return of 12% of its adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

           - Any remainder will be distributed 90% to the assignee and limited partners, 1% to the general partner and 9% to the subordinated limited partner.

       (d) Net earnings from operations and gains on sales of properties are allocated consistent with the above distribution provisions, except that gains on sales are allocable first to any partner with a negative capital account balance. Losses on sales of properties are allocated in accordance with the partners' respective partnership interests.

       (e) Assignee limited partners may elect to become substitute limited partners, as defined in the Partnership Agreement. Assignee limited partners who elect to become substitute limited partners will receive one limited partnership interest for each assignee limited partnership interest they convert and will not be able to re-exchange their limited partnership interests for assignee limited partnership interests.

       (f) Restrictions exist regarding transferability or disposition of partnership interests.

(10)   Distributions to Investors

       Distributions of sales proceeds to investors during 1999 totaled $13,076,850 of which 99% was allocated to assignee and limited partners. Holders of Units received cash distributions of $3.39, $3.51 and $2.40, per Unit, from the San Francisco, Denver and Atlanta property sales, respectively. Distribution of sale proceeds to investors during 1997 totaled $7,204,117 of which 99% was allocated to assignee and limited partners. Holders of Units received a cash distribution of $5.12, per Unit, from the Seattle property sale.

       Distributions of cash flow to investors during 1999, 1998 and 1997 totaled $1,417,459, $1,450,860 and $1,668,518, respectively, of which 99%
       was allocated to assignee and limited partners. These distributions were derived from net cash provided by operating activities.

                        REALTY PARKING PROPERTIES II L.P.

(11)   Subsequent Events

       Sale

       On January 31, 2000, the Fund sold its Dallas-Metro, Texas property for $7,000,000, including cash of $6,450,000 and a second lien promissory note of $550,000. The Fund's investment in the property was $3,673,210, net of accumulated depreciation of $512,472. The capital gain from the sale totaled $3,004,532, net of expenses of $322,258. The second lien promissory note of $550,000 is secured by a Second Deed of Trust and is due on or before October 31, 2000. Interest on the unpaid principal balance accrues at the rate of 15% per annum.

       Distributions

       On February 15, 2000, the Fund made a cash distribution totaling $222,276 of which 99% was allocated to assignee and limited partners. This distribution was derived from funds provided by operating activities during 1999. Holders of Units received a cash distribution of $0.16 per Unit.

       On March 22, 2000, the Fund made a distribution of sale proceeds totaling $6,127,742, of which 99% was allocated to assignee and limited partners. Holders of Units received a cash distribution of $4.36 per Unit.

                        REALTY PARKING PROPERTIES II L.P.

                             Partnership Information

Directors and Executive Officers

Realty Parking Company II, Inc.
General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer

                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 1999 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Realty Parking Properties II L.P.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202

                                  Legal Counsel

         Piper Marbury Rudnick & Wolfe LLP
         6225 Smith Avenue
         Baltimore, Maryland 21209

                               Further Information

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.

For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator, at 410-547-3033.