Form 10-K, Exhibit 13
period 2000-12-31
REALTY PARKING PROPERTIES II LP
filed 2001-03-29
CIK 871014

REALTY PARKING PROPERTIES II L.P.
                               Letter to Investors

                        REALTY PARKING PROPERTIES II L.P.

                               2000 ANNUAL REPORT

                                 April 10, 2001


Dear Investor:

OPERATIONS

         Realty Parking Properties II L.P.'s (the Fund) results of operations were affected positively by continued sales activity in 2000. The Fund sold two properties in 2000 (Dallas-Metro and San Diego-B) for net sales proceeds totaling $10,783,638. The Fund's investment in the properties, net of accumulated depreciation of $512,472, was $5,899,862 resulting in a gain on sales of properties of $4,883,776. The Fund distributed net sales proceeds, after payment of $1,450,000 in note principal payments, of $9,225,916 to its partners.

         In 2000, rental income and expenses from continuing operations have declined as a result of property sales. Parking lot rental income includes base rents and percentage rents earned pursuant to lease agreements in effect during each period. Parking lot rental income in 2000 totaled $1,439,471, a decline of 37% from 1999. During 2000, percentage rents totaling $396,179 were earned from five of the Fund's properties, a decrease of 39% from percentage rents earned from eight of the Fund's properties in 1999. Expenses in 2000, net of depreciation (and amortization in 1999), were $344,951, reflecting a $170,550 decrease from 1999.


CASH DISTRIBUTIONS

         The Fund made four quarterly distributions from operations totaling $1,160,501 in 2000. Operating distributions declined in 2000 from $1,417,459 in 1999, as a result of property sales in 2000 and 1999. The Fund will make future operating distributions from the net parking lot rental income of its six remaining properties. Distributions from operations are expected to decrease in 2001 and subsequent years as anticipated sales of the Fund's remaining six properties occur. On February 15, 2001, the Fund made an operating cash distribution to partners totaling $205,530. Each partner received his or her share of this distribution in the amount of $.15 per Unit.

         Distributions from net sales proceeds totaled $9,225,916 from two property sales in 2000 and $13,076,850 from three property sales in 1999. Future distributions of sales proceeds are completely dependent on the Fund's ability to successfully identify buyers for its remaining properties.

OUTLOOK

         On May 16, 2000, the Fund entered into a land option agreement for the sale of its San Diego-Union, California property for $5,320,000. This agreement expires on May 16, 2001 and provides for a non-refundable option consideration in the amount of $60,000, which will be credited against the purchase price if the sale is finalized.

         The Fund has also signed a contract for the sale of its Dallas-Main property in Dallas, Texas for $3,500,000. This contract is in its due diligence period and there is no assurance that this contract will result in a sale of the property.

         While the Fund's original investment strategy had anticipated that the highest returns might be obtained by selling properties at prices reflective of their development potential, the sales of the Dallas-Metro and San Diego-B properties continue to demonstrate that strong returns can also be earned from selling properties based on their parking economics.



SUMMARY

         We are pleased with the returns enjoyed by investors during 2000 that were generated by the operations of the parking properties and the sales of the Dallas-Metro and San Diego-B properties. Total distributions relating to 2000 activity exceeded $10.38 million, or $7.38 per Unit. Total distributions since inception have now increased to $30.73 per original $25 Unit. The Fund's six remaining properties are expected to continue to deliver strong operational cash flow while we consider additional disposition opportunities.


Very truly yours,

     /s/  John M. Prugh

John M. Prugh, President
Realty Parking Company II, Inc.
General Partner

                        REALTY PARKING PROPERTIES II L.P.
                              Financial Statements

                          INDEPENDENT AUDITORS' REPORT





The Partners
Realty Parking Properties II L.P.:

We have audited the accompanying balance sheets of Realty Parking Properties II L.P. (the "Fund") as of December 31, 2000 and 1999 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties II L.P. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                                         /s/   KPMG LLP

Baltimore, Maryland
January 19, 2001, except as to Note 12,
    which is as of February 15, 2001

                        REALTY PARKING PROPERTIES II L.P.


                                 Balance Sheets

                                                                        December 31,
                                                        ------------------------------------------
                                                               2000                     1999
                                                        -----------------        -----------------
Assets

  Investment in real estate (Note 3)                    $     13,722,017         $     19,684,020
  Cash and cash equivalents                                      769,227                  649,014
  Accounts receivable (Note 7)                                   199,314                  287,440
                                                        -----------------        -----------------

                                                        $     14,690,558         $     20,620,474
                                                        =================        =================

Liabilities and Partners' Capital

  Accounts payable and accrued expenses                 $         45,355         $        104,024
  Due to affiliate (Note 7)                                       47,962                   63,070
  Real estate taxes payable (Note 7)                             160,300                  250,300
  Deposit (Note 4)                                                60,000                        -
  Note payable (Note 8)                                          636,000                2,086,000
                                                        ----------------         ----------------

                                                                 949,617                2,503,394
                                                        -----------------        -----------------
  Partners' Capital (Note 10)
    General Partner                                                    -                        -
    Assignee and Limited Partnership
         Interests  -  $25 stated value per
         unit, 1,392,800 units outstanding                    13,740,841               18,116,980
    Subordinated Limited Partner                                     100                      100
                                                        -----------------        -----------------

                                                              13,740,941               18,117,080
                                                        -----------------        -----------------

                                                        $     14,690,558         $     20,620,474
                                                        =================        =================



See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.

                            Statements of Operations
                        For the years ended December 31,

                                                              2000               1999               1998
                                                        ------------------------------------------------------
Revenues
  Parking lot rental (Note 6)                           $     1,439,471    $     2,286,332    $     2,303,706
  Interest income                                                94,123             58,612             26,396
                                                        ----------------   ----------------   ----------------
                                                              1,533,594          2,344,944          2,330,102
                                                        ----------------   ----------------   ----------------

Expenses
   Administrative, including amounts to
        related party (Note 7)                                   97,650            103,636             85,880
   Professional fees                                             23,654             25,281             58,756
   Management fees to related party (Note 7)                    110,225            186,273            207,996
   Interest (Note 8)                                            113,422            200,311            245,770
   Depreciation                                                  62,141            160,066            172,332
   Amortization                                                       -              3,003              6,000
                                                        ----------------   ----------------   ----------------
                                                                407,092            678,570            776,734
                                                        ----------------   ----------------   ----------------

Earnings from operations                                      1,126,502          1,666,374          1,553,368

Gain on sales of properties, net (Note 5)                     4,883,776          6,311,322                  -
                                                        ----------------   ----------------   ----------------

Net earnings                                            $     6,010,278    $     7,977,696    $     1,553,368
                                                        ================   ================   ================

Net earnings per unit of assignee and
        limited partnership interests-basic (Note 10)   $          4.24    $          5.58    $          1.10
                                                        ================   ================   ================




See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.
                         Statements of Partners' Capital
              For the years ended December 31, 2000, 1999 and 1998

                                             Assignee
                                            and Limited        Subordinated
                                            Partnership           Limited             General
                                             Interests            Partner             Partner             Total
                                        ----------------------------------------------------------------------------

Balance at December 31, 1997            $     24,595,207   $             100   $         (64,122)  $     24,531,185

Net earnings                                   1,537,834                   -              15,534          1,553,368

Distributions to partners                     (1,436,351)                  -             (14,509)        (1,450,860)
                                          ---------------     ---------------     ---------------    ---------------


Balance at December 31, 1998                  24,696,690                 100             (63,097)        24,633,693

Net earnings                                   7,769,655                   -             208,041          7,977,696

Distributions to partners
     Operations                               (1,403,284)                  -             (14,175)        (1,417,459)
     Sales proceeds, net                     (12,946,081)                  -            (130,769)       (13,076,850)
                                          ---------------     ---------------     ---------------    ---------------


Balance at December 31, 1999                  18,116,980                 100                   -         18,117,080

Net earnings                                   5,906,414                   -             103,864          6,010,278

Distributions to partners
    Operations                                (1,148,896)                  -             (11,605)        (1,160,501)
    Sales proceeds, net                       (9,133,657)                  -             (92,259)        (9,225,916)
                                        -----------------  ------------------  ------------------  -----------------


Balance at December 31, 2000            $     13,740,841   $             100   $               -   $     13,740,941
                                        =================  ==================  ==================  =================



See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.

                            Statements of Cash Flows
                        For the years ended December 31,

                                                                       2000               1999               1998
                                                                -------------------------------------------------------
Cash flows from operating activities
    Net earnings                                                $      6,010,278   $      7,977,696   $      1,553,368
    Adjustments to reconcile net earnings to net cash
        provided by operating activities
        Gain on sales of properties, net                              (4,883,776)        (6,311,322)                 -
        Depreciation                                                      62,141            160,066            172,332
        Amortization                                                           -              3,003              6,000
        Changes in assets and liabilities
           Increase in accounts receivable and
               real estate taxes payable, net                             (1,874)           (25,940)           (11,200)
           Increase (decrease) in accounts payable
               and accrued expenses                                      (58,669)            76,098              2,994
           Increase (decrease) in due to affiliate                       (15,108)             8,687            (14,507)
                                                                -----------------  -----------------  -----------------
Net cash provided by operating activities                              1,112,992          1,888,288          1,708,987
                                                                -----------------  -----------------  -----------------


Cash flows from investing activities
     Proceeds from sales of properties, net                           10,783,638         13,084,708                  -
     Deposit                                                              60,000                  -                  -
                                                                -----------------  -----------------  -----------------
Net cash provided by investing activities                             10,843,638         13,084,708                  -
                                                                -----------------  -----------------  -----------------


Cash flows from financing activities
     Repayment of note payable                                        (1,450,000)          (475,000)          (500,000)
     Distributions to partners                                       (10,386,417)       (14,494,309)        (1,450,860)
                                                                -----------------  -----------------  -----------------
Net cash used in financing activities                                (11,836,417)       (14,969,309)        (1,950,860)
                                                                -----------------  -----------------  -----------------

Net increase (decrease) in cash and cash equivalents                     120,213              3,687           (241,873)
Cash and cash equivalents
     Beginning of year                                                   649,014            645,327            887,200
                                                                -----------------  -----------------  -----------------

     End of year                                                $        769,227   $        649,014   $        645,327
                                                                =================  =================  =================



See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.

                          Notes to Financial Statements
                        December 31, 2000, 1999 and 1998



(1)    Organization

       Realty Parking Properties II L.P. (the "Fund") is a Delaware limited partnership formed on December 26, 1990 to acquire surface lots and parking garage buildings to be held for appreciation and used for parking operations to produce current income. The General Partner is Realty Parking Company II, Inc. and the Subordinated Limited Partner is Realty Associates Limited Partnership, an affiliate of the General Partner. The Fund shall continue until December 31, 2040, unless sooner dissolved, in accordance with the provisions of the Partnership Agreement.

       The Fund entered into an Investment Advisory Agreement with Central Parking System, Inc. (the "Advisor"). The Advisor purchased 42,104 Assignee Limited Partnership Interests, net of selling commissions, representing its maximum allowable purchase of $1,000,000.

       The Fund owns six properties in total, five of which are wholly owned by the Fund. The undivided tenants-in-common ownership of one of the properties is noted below. The properties are not subject to a mortgage or other lien or encumbrance under the terms of the line of credit agreement, however, the collateral security provision of the agreement provides for the assignment of the Fund's rights as a lessor to its interest in the parking lot leases, contracts and income. As of December 31, 2000, the Fund owned the following properties:

                                                  Approximate
                     Location                    Size (Sq. Ft.)         Type

                Phoenix, Arizona                    275,310          surface lot
                San Diego-Union, California          35,000          surface lot
                Tulsa, Oklahoma                      39,646          surface lot
                Nashville, Tennessee                 57,720          surface lot and garage
                Dallas-Main, Texas                   45,714          surface lot and garage
                San Antonio, Texas                   43,341          surface lot


       The Fund owns a 60% undivided interest in the Tulsa, Oklahoma property. The Advisor owns the remaining interest in the property.

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

       The Fund considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximated market value at December 31, 2000 and 1999.

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

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Fund records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets. Assets considered to be impaired are written down to estimated fair value. During 2000 and 1999, no events or circumstances indicated that the long-lived assets of the Fund were impaired.

       Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

       The fair values of all financial instruments approximated their recorded values at December 31, 2000 and 1999.

                        REALTY PARKING PROPERTIES II L.P.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                          2000                     1999
                                   ----------------       ------------------

        Land                       $    12,711,555        $      15,716,812
        Buildings                        1,432,655                4,839,732
                                   ----------------       ------------------

                                        14,144,210               20,556,544
        Accumulated depreciation          (422,193)                (872,524)
                                   ----------------       ------------------

                                   $    13,722,017        $      19,684,020
                                   ================       ==================


(4)   Deposit

      On May 16, 2000, the Fund entered into a one-year land option agreement for the sale of its San Diego-Union property. The land option agreement provided for a non-refundable deposit of $60,000, to be credited against the purchase price if the option is exercised.

(5)    Sales of Properties

       During 2000, the Fund sold two properties for $11,328,000. The Fund's investment in the properties was $5,899,862, net of accumulated depreciation of $512,472. The capital gain from the sales totaled $4,883,776, net of expenses of $544,362.

       During 1999, the Fund sold three properties for $14,215,867. The Fund's investment in the properties was $6,773,386, net of accumulated depreciation of $111,259. The capital gain from the sales totaled $6,311,322, net of expenses of $1,131,159.

 (6)   Leases

       The Fund leases its parking properties to the Advisor for periods of 10 years, expiring between June 2002 and July 2004, with options to extend these leases for two additional terms of five years. Under the terms of the typical lease agreement, the Advisor is obligated to pay the Fund the greater of minimum rent plus reimbursement of real estate taxes or 65% of gross parking revenues ("percentage rent"). Percentage rents earned during 2000, 1999 and 1998 totaled $396,179, $644,904 and $473,933, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rents of $1,043,292, $1,641,428 and $1,829,773 in 2000, 1999 and 1998, respectively, represented minimum rents under the lease agreements. Under the terms of the leases, the Advisor is responsible for all operating costs, including real estate taxes and general and garage liability insurance coverage.

                      REALTY PARKING PROPERTIES II L.P.

(6)    Leases (continued)

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

       The minimum rents to be received under the terms of the leases in effect at December 31, 2000 are summarized as follows:

                2001                 $      969,583
                2002                        882,737
                2003                        705,578
                2004                        205,578
                                     ---------------
                Total                $    2,763,476
                                     ===============


 (7)   Related Party Transactions

       The General Partner earned asset-based management fees of $110,225, $186,273 and $207,996 in 2000, 1999 and 1998, respectively, for advising the Fund and managing its investments. This fee is equal to 0.75% of the Fund's capital contributions invested in certain properties or fair values based on updated appraisals for certain other properties. Additionally, the General Partner was reimbursed for certain costs incurred relating to administrative costs and services related to sales of properties for the Fund totaling $113,827, $116,825 and $91,488 in 2000, 1999 and 1998, respectively.

       Pursuant to the parking agreements, the Advisor earns a fee upon disposition of a property equal to 1.5% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the General Partner on the timing and pricing of property sales. In 2000, the Advisor earned termination fees totaling $298,903 and advisory fees totaling $169,920 in connection with the sales of two properties. In 1999, the Advisor earned termination fees totaling $871,489 and advisory fees totaling $213,238 in connection with the sales of three properties.

       Under the terms of the lease agreements, real estate taxes paid by the Fund will be reimbursed by the Advisor and are not reflected in the statements of operations. The Fund recorded $160,300 and $250,300 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 2000 and 1999, respectively.

                        REALTY PARKING PROPERTIES II L.P.

(8)    Note Payable

        In July 2000, the Fund's line of credit agreement with a bank was amended to reduce the bank's commitment from $3,500,000 to $736,000, the principal balance outstanding at that time. The amended line of credit expires in July 2001. The line of credit is expected to be repaid from sales proceeds in 2001 and will be extended beyond its maturity, if necessary. The collateral security provision of the loan agreement provides for the assignment of the Fund's rights as lessor to its interest in the parking lot leases, contracts and income. The principal balance at December 31, 2000 and 1999 was $636,000 and $2,086,000,
        respectively. The interest rate on outstanding borrowings is the bank's prime rate (9.5% at December 31, 2000). Interest paid on the outstanding principal balance totaled $113,422, $200,311 and $245,770 during 2000, 1999 and 1998, respectively.

(9)    Earnings for Federal Income Tax Purposes

       There was no difference between the Fund's net earnings for income tax purposes and the net earnings for financial reporting purposes in 2000, 1999 and 1998.

(10)   Partners' Capital

       The Partnership Agreement provides, among other provisions, for the following:

       (a) The Fund consists of the General Partner, the Assignee and Limited Partners and the Subordinated Limited Partner.

       (b) Distributions to the partners relating to operations of the properties are based on net cash flow, as defined in the Partnership Agreement. Assignee and Limited Partners receive 99% of net cash flow and the General Partner receives 1%. Net earnings per unit of Assignee and Limited Partnership Interest, as disclosed in the statements of operations, is based upon 1,392,800 Units.

       (c) Net proceeds of sale or financing of the properties are distributed as follows:

     o 99% to the Assignee and Limited Partners and 1% to the General Partner until each investor has recovered its original capital contribution and received a cumulative, noncompounded annual return of 12% of its adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

     o Any remainder will be distributed 90% to the Assignee and Limited Partners, 1% to the General Partner and 9% to the Subordinated Limited Partner.

                        REALTY PARKING PROPERTIES II L.P.

(10)   Partners' Capital (continued)

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

(11)   Distributions to Investors

       Distributions of sales proceeds to investors during 2000 and 1999 totaled $9,225,916 and $13,076,850, respectively, of which 99% was allocated to Assignee and Limited Partners.

        Distributions of cash flow to investors during 2000, 1999 and 1998 totaled $1,160,501, $1,417,459 and $1,450,860, respectively, of which
        99% was allocated to Assignee and Limited Partners. These distributions were derived from net cash provided by operating activities.

(12)   Subsequent Events

       On February 15, 2001, the Fund made a cash distribution totaling $205,530, of which 99% was allocated to Assignee and Limited Partners. This distribution was derived from funds provided by operating activities during 2000. Holders of Units received a cash distribution of $0.15 per Unit.

       In January and February 2001, the Fund made additional principal payments on the line of credit totaling $300,000.

                        REALTY PARKING PROPERTIES II L.P.

                             Partnership Information


Directors and Executive Officers

Realty Parking Company II, Inc.
General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer


                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2000 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Realty Parking Properties II L.P.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202

                                  Legal Counsel

         Wilmer, Cutler & Pickering
         100 Light Street
         Baltimore, Maryland 21202



                               Further Information


Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.


For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator, at 410-547-3033.