Form 10-K, Exhibit 13
period 2001-12-31
REALTY PARKING PROPERTIES II LP
filed 2002-03-28
CIK 871014

REALTY PARKING PROPERTIES II L.P.
                               Letter to Investors

                        REALTY PARKING PROPERTIES II L.P.

                               2001 ANNUAL REPORT

                                 April 12, 2002

Dear Investor:

OPERATIONS

         Realty Parking Properties II L.P.'s (the "Fund") results of operations were affected positively by the sale of the San Diego-Union, California property for $5,320,000 in 2001. The Fund's investment in the property was $3,604,936, net of accumulated depreciation of $53,174, resulting in a gain on sale of $1,471,997. After paying expenses of the sale, the Fund distributed net sale proceeds of $5,076,934 to its partners.

         In 2001, rental income from continuing operations declined as a result of property sales. Parking lot rental income includes base rents and percentage rents earned pursuant to lease agreements in effect during each period. Parking lot rental income in 2001 totaled $1,282,851, a decline of 11% from 2000. During 2001, percentage rents totaling $331,478 were earned at four of the Fund's properties, a decrease of 16% from percentage rents earned at five of the Fund's properties in 2000.

          Expenses in 2001, net of depreciation, were $369,164, reflecting a $24,213 increase over 2000. The increase is primarily due to professional expenses to third-party consultants incurred in examining sale possibilities, franchise and excise taxes imposed by the State of Tennessee on the Fund's property in Nashville, and management fees that were adjusted to reflect the increases in the fair market value of the Fund's remaining properties based on updated appraisals. These increases were offset by lower interest expense incurred in 2001. The Fund's note payable was retired in July 2001.


CASH DISTRIBUTIONS

         The Fund made four quarterly cash distributions from operations totaling $810,034 in 2001. Operating distributions declined in 2001 from $1,160,501 in 2000, as a result of property sales. The Fund will make future operating distributions from the net parking lot rental income of its five remaining properties. Distributions from operations are expected to decrease in 2002 and subsequent years as sales of the Fund's remaining five properties occur. On February 13, 2002, the Fund made an operating cash distribution to partners totaling $102,836. Each partner received his or her share of this distribution in the amount of $.07 per Unit.

                        REALTY PARKING PROPERTIES II L.P.




CASH DISTRIBUTIONS, continued

         Distributions from net sales proceeds totaled $5,076,934 from one property sale in 2001 and $9,225,916 from two property sales in 2000. Future distributions of sale proceeds are completely dependent on the Fund's ability to successfully identify buyers for its remaining properties.


OUTLOOK

         The Fund has signed a contract for the sale of its Dallas-Main property in Dallas, Texas for $2,625,000. This contract is in its due diligence period and there is no assurance that this contract will result in a sale of the property. The Fund is receiving significant interest from potential purchasers in a number of the remaining properties.

         While the Fund's original investment strategy had anticipated that the highest returns might be obtained by selling properties at prices reflective of their development potential, recent sales demonstrate that strong returns can also be earned from selling properties based on their parking economics.


SUMMARY

         We are pleased with the returns enjoyed by investors during 2001 that were generated by the operations of the parking properties and the sale of the San Diego-Union property. Total distributions relating to 2001 activity exceeded $5.88 million, or $4.18 per Unit. Total distributions since inception have now increased to $34.99 per original $25 Unit. The Fund's five remaining properties are expected to continue to deliver strong operational cash flow while we consider additional disposition opportunities.


Very truly yours,

   /s/  John M. Prugh

John M. Prugh, President
Realty Parking Company II, Inc.
General Partner

                        REALTY PARKING PROPERTIES II L.P.






The Partners
Realty Parking Properties II L.P.:

We have audited the accompanying balance sheets of Realty Parking Properties II L.P. (the "Fund") as of December 31, 2001 and 2000 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties II L.P. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.





Baltimore, Maryland
January 25, 2002, except as to note 11,
    which is as of February 13, 2002

                        REALTY PARKING PROPERTIES II L.P.


                                 Balance Sheets

                                                                December 31,
                                                  ---------------------------------------

                                                         2001                  2000
                                                  -----------------     -----------------

Assets

  Investment in real estate (Note 3)              $     10,057,155      $     13,722,017
  Cash and cash equivalents                                351,264               769,227
  Accounts receivable (Note 6)                             158,302               199,314
                                                  -----------------     -----------------

                                                  $     10,566,721      $     14,690,558
                                                  =================     =================

Liabilities and Partners' Capital

  Accounts payable and accrued expenses           $        118,036      $         45,355
  Due to affiliate (Note 6)                                108,302                47,962
  Real estate taxes payable (Note 6)                       142,000               160,300
  Deposit (Note 4)                                               -                60,000
  Note payable (Note 7)                                          -               636,000
                                                  -----------------     --------------

                                                           368,338               949,617
                                                  -----------------     -----------------


  Partners' Capital (Note 9)
    General Partner                                              -                     -
    Assignee and Limited Partnership
         Interests  -  $25 stated value per
         unit, 1,392,800 units outstanding              10,198,283            13,740,841
    Subordinated Limited Partner                               100                   100
                                                     --------------        --------------

                                                        10,198,383            13,740,941
                                                  -----------------     -----------------

                                                  $     10,566,721      $     14,690,558
                                                  =================     =================


See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.

                            Statements of Operations
                        For the years ended December 31,


                                                              2001               2000               1999
                                                        -----------------------------------------------------

Revenues
  Parking lot rental (Note 5)                           $     1,282,851   $     1,439,471    $     2,286,332
  Interest income                                                18,652            94,123             58,612
                                                        ----------------  ----------------   ----------------
                                                              1,301,503         1,533,594          2,344,944
                                                        ----------------  ----------------   ----------------

Expenses
   Administrative, including amounts to
        related party (Note 6)                                   96,956            97,650            103,636
   Professional fees                                             31,254            23,654             25,281
   Management fees to related party (Note 6)                    163,156           110,225            186,273
   Interest (Note 7)                                             18,616           113,422            200,311
   Franchise and excise taxes                                    59,182                 -                  -
   Depreciation                                                  59,926            62,141            160,066
   Amortization                                                       -                 -              3,003
                                                        ----------------  ----------------   ----------------
                                                                429,090           407,092            678,570
                                                        ----------------  ----------------   ----------------

Earnings from operations                                        872,413         1,126,502          1,666,374

Gain on sales of properties, net (Note 4)                     1,471,997         4,883,776          6,311,322
                                                        ----------------  ----------------   ----------------

Net earnings                                            $     2,344,410   $     6,010,278    $     7,977,696
                                                        ================  ================   ================

Net earnings per unit of assignee and
        limited partnership interests-basic (Note 9)    $          1.64   $          4.24    $          5.58
                                                        ================  ================   ================

See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.


                         Statements of Partners' Capital
              For the years ended December 31, 2001, 2000 and 1999

                                             Assignee
                                            and Limited        Subordinated
                                            Partnership           Limited             General
                                             Interests            Partner             Partner             Total
                                        ----------------------------------------------------------------------------

Balance at December 31, 1998            $     24,696,690   $             100   $         (63,097)  $     24,633,693

Net earnings                                   7,769,655                   -             208,041          7,977,696

Distributions to partners
     Operations                               (1,403,284)                  -             (14,175)        (1,417,459)
     Sales proceeds, net                     (12,946,081)                  -            (130,769)       (13,076,850)
                                          ---------------     ---------------     ---------------    ---------------


Balance at December 31, 1999                  18,116,980                 100                   -         18,117,080

Net earnings                                   5,906,414                   -             103,864          6,010,278

Distributions to partners
    Operations                                (1,148,896)                  -             (11,605)        (1,160,501)
    Sales proceeds, net                       (9,133,657)                  -             (92,259)        (9,225,916)
                                        -----------------  ------------------  ------------------  -----------------


Balance at December 31, 2000                  13,740,841                 100                   -         13,740,941

Net earnings                                   2,285,541                   -              58,869          2,344,410

Distributions to partners
    Operations                                  (801,934)                  -              (8,100)          (810,034)
    Sale proceeds, net                        (5,026,165)                  -             (50,769)        (5,076,934)
                                        -----------------  ------------------  ------------------  -----------------


Balance at December 31, 2001            $     10,198,283   $             100   $               -   $     10,198,383
                                        =================  ==================  ==================  =================


See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.


                            Statements of Cash Flows
                        For the years ended December 31,

                                                                   2001               2000               1999
                                                            -------------------------------------------------------
Cash flows from operating activities
    Net earnings                                            $      2,344,410   $      6,010,278   $      7,977,696
    Adjustments to reconcile net earnings to net cash
        provided by operating activities
        Gain on sales of properties, net                          (1,471,997)        (4,883,776)        (6,311,322)
        Depreciation                                                  59,926             62,141            160,066
        Amortization                                                       -                  -              3,003
        Changes in assets and liabilities
           (Increase) decrease in accounts receivable
               and real estate taxes payable, net                     22,712             (1,874)           (25,940)
           Increase (decrease) in accounts payable
               and accrued expenses                                   72,681            (58,669)            76,098
           Increase (decrease) in due to affiliate                    60,340            (15,108)             8,687
                                                            -----------------  -----------------  -----------------
Net cash provided by operating activities                          1,088,072          1,112,992          1,888,288
                                                            -----------------  -----------------  -----------------


Cash flows from investing activities
     Proceeds from sales of properties, net                        5,016,933         10,783,638         13,084,708
     Deposit                                                               -             60,000                  -
                                                            -----------------  -----------------  -----------------
Net cash provided by investing activities                          5,016,933         10,843,638         13,084,708
                                                            -----------------  -----------------  -----------------


Cash flows from financing activities
     Repayment of note payable                                      (636,000)        (1,450,000)          (475,000)
     Distributions to partners                                    (5,886,968)       (10,386,417)       (14,494,309)
                                                            -----------------  -----------------  -----------------
Net cash used in financing activities                             (6,522,968)       (11,836,417)       (14,969,309)
                                                            -----------------  -----------------  -----------------

Net increase (decrease) in cash and cash equivalents                (417,963)           120,213              3,687
Cash and cash equivalents
     Beginning of year                                               769,227            649,014            645,327
                                                            -----------------  -----------------  -----------------

     End of year                                            $        351,264   $        769,227   $        649,014
                                                            =================  =================  =================


See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.

                          Notes to Financial Statements
                        December 31, 2001, 2000 and 1999



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

        The Fund entered into an Investment Advisory Agreement with Central Parking System, Inc. (the "Advisor"). The Advisor purchased and holds 42,104 Assignee Limited Partnership Interests representing its maximum allowable purchase of $1,000,000.

        The Fund owns five properties in total, four of which are wholly owned by the Fund. The undivided tenants-in-common ownership of one of the properties is noted below. As of December 31, 2001, the Fund owned the following properties:

                                  Approximate
        Location                 Size (Sq. Ft.)   Type

        Phoenix, Arizona               275,310    surface lot
        Tulsa, Oklahoma                 39,646    surface lot
        Nashville, Tennessee            57,720    surface lot and garage
        Dallas-Main, Texas              45,714    surface lot and garage
        San Antonio, Texas              43,341    surface lot


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

        The Fund considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximated market value at December 31, 2001 and 2000.

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

        The Fund records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets considered to be impaired are written down to estimated fair value. If the Fund decides to sell a property, it evaluates the recoverability of the carrying amount of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sale proceeds, the property is written down to estimated fair value, less costs to sell, and an impairment loss is recognized. During 2001 and 2000, no events or circumstances indicated that the assets of the Fund were impaired

        In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and
        Transactions."   SFAS No. 144 does

                       REALTY PARKING PROPERTIES II L.P.

(2)     Summary of Significant Accounting Policies (continued)

        not change the fundamental provisions of SFAS No. 121; however, it resolves various implementation issues of SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of APB Opinion No. 30 to report separately discontinued operations but extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. We do not believe that adoption of SFAS No. 144 in 2002 will have a material effect on the Fund's financial statements.

        Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        The fair values of all financial instruments approximated their recorded values at December 31, 2001 and 2000.


(3)     Investment in Real Estate

        Investment in real estate is summarized as follows at December 31:

                                             2001               2000
                                     -----------------  -----------------

        Land                         $      9,053,445   $     12,711,555
        Buildings                           1,432,655          1,432,655
                                     -----------------  -----------------

                                           10,486,100         14,144,210
        Accumulated depreciation             (428,945)          (422,193)
                                     -----------------  -----------------

                                     $     10,057,155   $     13,722,017
                                     =================  =================


 (4)    Sales of Properties

        During 2001, the Fund sold one property for $5,320,000. The Fund's investment in the property was $3,604,936, net of accumulated depreciation of $53,174. The gain from the sale totaled $1,471,997, net of expenses of $243,067. A deposit of $60,000 received in 2000 was credited against the purchase price at closing.

        During 2000, the Fund sold two properties for $11,328,000. The Fund's investment in the properties was $5,899,862, net of accumulated depreciation of $512,472. The gain from the sales totaled $4,883,776, net of expenses of $544,362.

                        REALTY PARKING PROPERTIES II L.P.

 (4)    Sales of Properties (continued)

        During 1999, the Fund sold three properties for $14,215,867. The Fund's investment in the properties was $6,773,386, net of accumulated depreciation of $111,259. The gain from the sales totaled $6,311,322, net of expenses of $1,131,159.


 (5)    Leases

        The Fund leases its parking properties to the Advisor for periods of 10 years, expiring between June 2002 and April 2004, with options to extend these leases for two additional terms of five years. Under the terms of the typical lease agreement, the Advisor is obligated to pay the Fund the greater of minimum rent plus reimbursement of real estate taxes or 65% of gross parking revenues ("percentage rent"). Percentage rents earned during 2001, 2000 and 1999 totaled $331,478, $396,179 and
        $644,904, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rental of $951,373, $1,043,292 and $1,641,428 in 2001, 2000 and 1999, respectively, represented minimum rents under the lease agreements. Under the terms of the leases, the Advisor is responsible for all operating costs, including real estate taxes and general and garage liability insurance coverage.

        Each lease is cancelable by the Fund upon the sale of the property and the payment to the Advisor of a "termination fee". The termination fee generally equals 15% of the amount, if any, by which a property's sale proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rents received by the Fund from the property. Some of the leases may differ from the terms outlined above in order to accommodate specific circumstances of a property.

        The minimum rents to be received under the terms of the leases in effect at December 31, 2001 are summarized as follows:

                2002              $       664,169
                2003                      487,010
                2004                       78,080
                                  ---------------

                Total             $     1,229,259
                                  ===============

                       REALTY PARKING PROPERTIES II L.P.

(6)     Related Party Transactions

        The General Partner earned asset-based management fees of $163,156, $110,225, and $186,273 in 2001, 2000 and 1999, respectively, for advising the Fund and managing its investments. This fee is equal to 0.75% of the Fund's capital contributions invested in certain properties or fair values based on updated appraisals for certain other properties. Additionally, the General Partner was reimbursed for certain costs incurred relating to administrative costs and services related to sales of properties for the Fund totaling $95,166, $113,827 and $116,825 in 2001, 2000 and 1999, respectively.

        Pursuant to the parking agreements, the Advisor earns a fee upon disposition of a property equal to 1.5% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the General Partner on the timing and pricing of property sales. In 2001, the Advisor earned an advisory fee totaling $79,800. In 2000, the Advisor earned termination fees totaling $298,903 and advisory fees totaling $169,920 in connection with the sales of two properties. In 1999, the Advisor earned termination fees totaling $871,489 and advisory fees totaling $213,238 in connection with the sales of three properties.

        Under the terms of the lease agreements, real estate taxes paid by the Fund will be reimbursed by the Advisor and are not reflected in the statements of operations. The Fund recorded $142,000 and $160,300 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 2001 and 2000, respectively.


(7)     Note Payable

        In July 2000, the Fund's line of credit agreement with a bank was amended to reduce the bank's commitment from $3,500,000 to $736,000, the principal balance outstanding at that time. The principal balance at December 31, 2000 was $636,000. The line of credit was repaid in full during 2001. Interest paid on the outstanding principal balance totaled $18,616, $113,422 and $200,311 during 2001, 2000 and 1999, respectively.


(8)     Earnings for Federal Income Tax Purposes

        There was no difference between the Fund's net earnings for income tax purposes and the net earnings for financial reporting purposes in 2001, 2000 and 1999.

                       REALTY PARKING PROPERTIES II L.P.

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

       (c) Net proceeds of a sale or financing of the properties are distributed as follows:

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

                       REALTY PARKING PROPERTIES II L.P.

(10)    Distributions to Investors

        Distributions of sales proceeds to investors during 2001, 2000 and 1999 totaled $5,076,934, $9,225,916 and $13,076,850, respectively, of which
        99% was allocated to Assignee and Limited Partners.

        Distributions of cash flow to investors during 2001, 2000 and 1999 totaled $810,034, $1,160,501 and $1,417,459, respectively, of which 99%
        was allocated to Assignee and Limited Partners. These distributions were derived from net cash provided by operating activities.


(11)    Subsequent Event

        On February 13, 2002, the Fund made a cash distribution totaling $102,836, of which 99% was allocated to Assignee and Limited Partners. This distribution was derived from funds provided by operating activities during 2001. Holders of Units received a cash distribution of $0.07 per Unit.

                        REALTY PARKING PROPERTIES II L.P.

                             Partnership Information


Directors and Executive Officers

Realty Parking Company II, Inc.
General Partner:

       John M. Prugh
       President and Director

       Peter E. Bancroft
       Vice President and Director

       Terry F. Hall
       Vice President and Secretary

       Timothy M. Gisriel
       Treasurer


                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2001 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

       Investor Services
       Realty Parking Properties II L.P.
       225 East Redwood Street
       Baltimore, Maryland 21202

                                    Auditors

       KPMG LLP
       111 South Calvert Street
       Baltimore, Maryland 21202

                                  Legal Counsel

       Wilmer, Cutler & Pickering
       100 Light Street
       Baltimore, Maryland 21202



                               Further Information


Please submit changes in name, address, investment representative and distribution instructions to Investor Services at the above address.


For further information or questions regarding your investment, please call Yolanda Harris, Investor Services Coordinator, at 410-547-3016.