Form 10-K, Exhibit 13
period 2002-12-31
REALTY PARKING PROPERTIES II LP
filed 2003-03-31
CIK 871014

REALTY PARKING PROPERTIES II L.P.
                               Letter to Investors

                        REALTY PARKING PROPERTIES II L.P.
                               2002 ANNUAL REPORT
                                 April 15, 2003

Dear Investor:

      Operating highlights during 2002 for Realty Parking Properties II L.P. (the "Fund") featured the sales of three properties for $8,702,500. The Tulsa, Oklahoma lot was sold in July for $1,020,000, the Dallas, Texas lot also sold in July for $2,682,500 and the Nashville, Tennessee lot sold in August for $5,000,000. The Fund's investment in the properties was $4,246,113 net of a settlement payment, and accumulated depreciation of $407,498. The gain from the sales totaled $3,738,508, net of expenses of $717,879.

GENERAL

      The Fund's statements of operations have been reformatted in 2002 to present income from continuing operations and from discontinued operations to comply with a new accounting standard. Discontinued operations include the operating results of properties sold or classified as held for sale in 2002. The prior year amounts for these properties have been reclassified to discontinued operations. See note 2 to the financial statements, herein.

      Parking lot rental income includes base and percentage rents earned pursuant to the lease agreements in effect during each period.

CONTINUING OPERATIONS

      Parking lot revenue declined during 2002 by $256,043 from 2001. This decline resulted from: (1) reduced rental income of $200,352 related to a property that was sold during 2001, and (2) lower percentage rent of $55,691 earned at one of the properties during 2002.

      Expenses in 2002, net of depreciation, totaled $149,551, reflecting a decrease of $71,504 from 2001. The decrease was primarily the result of lower administrative costs, lower professional fees, as nonrecurring fees were incurred in obtaining updated appraisals in 2001, and lower interest expense as a result of the repayment of the note payable in full during 2001.

DISCONTINUED OPERATIONS

      Discontinued operations reflects parking revenue from the Fund's properties in Dallas, Nashville, Tulsa and San Antonio, net of expenses that can be directly attributed to these properties and the gains on sales of properties discussed above.

      Parking lot revenue decreased during 2002 by $93,013 from 2001 as a result of the decrease in rental income earned at the three properties that were sold during 2002.

      Expenses decreased during 2002 by $11,875 from 2001 primarily as a result of lower management fees due to sales of properties in 2002.

                       REALTY PARKING PROPERTIES II L.P.


CASH DISTRIBUTIONS

      In 2002, the Fund made four quarterly cash distributions from operations totaling $705,289, or $0.50 per Unit. Future cash distributions from operations will cease until the final property is sold.

      In 2002, distributions from the net sales proceeds from the three property sales totaled $7,995,759, or $5.68 per Unit.


OUTLOOK

      On February 20, 2003, the Fund sold its San Antonio lot for $3,300,000. The Fund's investment in the property was $2,364,816. The gain from the sale totaled $744,934, net of expenses of $190,250.

      On March 17, 2003, the Fund made the San Antonio sale proceeds distribution totaling $3,109,750, of which 99% was allocated to Assignee and Limited Partners. Assignee and Limited Partners received a cash distribution of approximately $2.21 per original $25 Unit.

      The Fund received a letter of intent from a buyer for the Fund's remaining property in Phoenix, Arizona for $5,200,000. There is no assurance that this expression of interest will result in a satisfactory contract and the ultimate sale of the property.


SUMMARY

      We are pleased with the returns enjoyed by investors during 2002 that were generated by the operations of the parking properties and the sales of the Dallas, Nashville and Tulsa properties. Total distributions relating to 2002 activity exceeded $8.7 million, or $6.18 per Unit. Total distributions since inception have now increased to $43.31 per original $25 Unit.


Very truly yours,

    /s/  John M. Prugh

John M. Prugh, President
Realty Parking Company II, Inc.
General Partner

                          INDEPENDENT AUDITORS' REPORT



The Partners
Realty Parking Properties II L.P.:

We have audited the accompanying balance sheets of Realty Parking Properties II L.P. (the "Fund") as of December 31, 2002 and 2001 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties II L.P. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, the Fund adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002.


           /s/  KPMG LLP

Baltimore, Maryland
January 24, 2003, except as to note 12,
    which is as of March 17, 2003

                        REALTY PARKING PROPERTIES II L.P.

                                 Balance Sheets

                                                           December 31,
                                              ---------------------------------------
                                                     2002                  2001
                                              -----------------     -----------------
Assets

  Investment in real estate (Note 3)          $      3,304,549      $     10,057,155
  Property held for sale (Note 4)                    2,364,816                     -
  Cash and cash equivalents                            327,576               351,264
  Accounts receivable (Note 7)                          37,000               158,302
                                              -----------------     -----------------

                                              $      6,033,941      $     10,566,721
                                              =================     =================

Liabilities and Partners' Capital

  Accounts payable and accrued expenses       $        109,430      $        118,036
  Due to affiliate (Note 7)                             40,771               108,302
  Real estate taxes payable (Note 7)                    37,000               142,000
                                              -----------------     -----------------
                                                       187,201               368,338
                                              -----------------     -----------------


  Partners' Capital (Notes 9 and 10)
    General Partner                                          -                     -
    Assignee and Limited Partnership
         Interests  -  $25 stated value per
         unit, 1,392,800 units outstanding           5,846,640            10,198,283
    Subordinated Limited Partner                           100                   100
                                              -----------------     -----------------
                                                     5,846,740            10,198,383
                                              -----------------     -----------------

                                              $      6,033,941      $     10,566,721
                                              =================     =================

See the accompanying notes to financial statements.

                       REALTY PARKING PROPERTIES II L.P.

                            Statements of Operations
                        For the years ended December 31,

                                                            2002               2001               2000
                                                      -----------------------------------------------------
Revenues
  Parking lot rental (Note 6)                         $       289,766   $       545,809    $       708,135
  Interest income                                              16,165            18,652             94,123
                                                      ----------------  ----------------   ----------------
                                                              305,931           564,461            802,258
                                                      ----------------  ----------------   ----------------
Expenses
   Administrative, including amounts to
        related party (Note 7)                                 75,724            96,956             97,650
   Professional fees                                           21,560            31,254             23,654
   Management fees to related party (Note 7)                   52,267            74,229             61,430
   Interest (Note 8)                                                -            18,616            113,422
   Depreciation                                                 7,797            14,445             16,660
                                                      ----------------  ----------------   ----------------
                                                              157,348           235,500            312,816
                                                      ----------------  ----------------   ----------------

Income from continuing operations-
   before gain on properties, net                             148,583           328,961            489,442

Gain on properties, net (Note 5)                                    -         1,471,997          4,883,776
                                                      ----------------  ----------------   ----------------

Income from continuing operations                             148,583         1,800,958          5,373,218

Discontinued operations (Note 4)                            4,200,822           543,452            637,060
                                                      ----------------  ----------------   ----------------

Net earnings                                          $     4,349,405   $     2,344,410    $     6,010,278
                                                      ================  ================   ================

Net earnings per unit of assignee and
   limited partnership interests-basic (Note 10)
      Continuing operations                           $          0.11   $          1.28    $          3.82
      Discontinued operations                                    2.95              0.36               0.42
                                                      ----------------  ----------------   ----------------
      Total                                           $          3.06   $          1.64    $          4.24
                                                      ================  ================   ================

See the accompanying notes to financial statements.

                       REALTY PARKING PROPERTIES II L.P.

                         Statements of Partners' Capital
              For the years ended December 31, 2002, 2001 and 2000

                                      Assignee
                                     and Limited        Subordinated
                                     Partnership           Limited             General
                                      Interests            Partner             Partner             Total
                                 ----------------------------------------------------------------------------

Balance at December 31, 1999     $  18,116,980         $       100       $          -           $  18,117,080

Net earnings                         5,906,414                   -             103,864              6,010,278

Distributions to partners
    Operations                      (1,148,896)                 -              (11,605)            (1,160,501)
    Sales proceeds, net             (9,133,657)                 -              (92,259)            (9,225,916)
                                 --------------        -----------       --------------         --------------


Balance at December 31, 2000        13,740,841                100                   -              13,740,941

Net earnings                         2,285,541                  -               58,869              2,344,410

Distributions to partners
    Operations                        (801,934)                 -               (8,100)              (810,034)
    Sale proceeds, net              (5,026,165)                 -              (50,769)            (5,076,934)
                                 --------------        -----------       --------------         --------------


Balance at December 31, 2001        10,198,283                100                    -             10,198,383

Net earnings                         4,262,395                  -               87,010              4,349,405

Distributions to partners
    Operations                        (698,236)                 -               (7,053)              (705,289)
    Sales proceeds, net             (7,915,802)                 -              (79,957)            (7,995,759)
                                 --------------        -----------       --------------         --------------


Balance at December 31, 2002     $   5,846,640         $      100        $           -          $   5,846,740
                                 ==============        ===========       ==============         ==============


See the accompanying notes to financial statements.

                       REALTY PARKING PROPERTIES II L.P.

                            Statements of Cash Flows
                        For the years ended December 31,

                                                                     2002               2001               2000
                                                            -------------------------------------------------------
Cash flows from operating activities
    Net earnings                                               $  4,349,405        $  2,344,410        $  6,010,278
    Adjustments to reconcile net earnings to net cash
        provided by operating activities
        Gain on properties, net                                  (3,738,508)         (1,471,997)         (4,883,776)
        Depreciation                                                 30,538              59,926              62,141
        Changes in assets and liabilities
           (Increase) decrease in accounts receivable
               and real estate taxes payable, net                    16,302              22,712              (1,874)
           Increase (decrease) in accounts payable
               and accrued expenses                                  (8,606)             72,681             (58,669)
           Increase (decrease) in due to affiliate                  (67,531)             60,340             (15,108)
                                                               -------------       -------------       -------------
Net cash provided by operating activities                           581,600           1,088,072           1,112,992
                                                               -------------       -------------       -------------

Cash flows from investing activities
     Proceeds from sales of properties, net                       8,095,760           5,016,933          10,783,638
     Deposit                                                              -                  -               60,000
                                                               -------------       -------------       -------------
Net cash provided by investing activities                         8,095,760           5,016,933          10,843,638
                                                               -------------       -------------       -------------

Cash flows from financing activities
     Repayment of note payable                                            -            (636,000)         (1,450,000)
     Distributions to partners                                   (8,701,048)         (5,886,968)        (10,386,417)
                                                               -------------       -------------       -------------
Net cash used in financing activities                            (8,701,048)         (6,522,968)        (11,836,417)
                                                               -------------       -------------       -------------

Net increase (decrease) in cash and cash equivalents                (23,688)           (417,963)            120,213
Cash and cash equivalents
     Beginning of year                                              351,264             769,227             649,014
                                                               -------------       -------------       -------------
     End of year                                               $    327,576        $    351,264        $    769,227
                                                               =============       =============       =============

See the accompanyiing notes to financial statements.

                        REALTY PARKING PROPERTIES II L.P.

                          Notes to Financial Statements
                        December 31, 2002, 2001 and 2000


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

        As of December 31, 2002, the Fund owned two properties:

                                       Approximate
        Location                     Size (Sq. Ft.)        Type

        Phoenix, Arizona                 275,310       surface lot
        San Antonio, Texas                43,341       surface lot



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

        The Fund considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximated market value at December 31, 2002 and 2001.

                        REALTY PARKING PROPERTIES II L.P.

(2) Summary of Significant Accounting Policies (continued)

        Investment in real estate and property held for sale are stated at cost, net of accumulated depreciation and impairment losses, where appropriate, and include all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

        The Fund records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets considered to be impaired are written down to estimated fair value. If the Fund decides to sell a property, it evaluates the recoverability of the carrying amount of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sale proceeds, the property is written down to estimated fair value, less costs to sell, and an impairment loss is recognized. The net carrying values of properties are classified as held for sale when the properties are actively marketed, their sale is considered probable within one year and various other criteria relating to their disposition are met. Depreciation of these properties is discontinued at that time, but operating revenues and other operating expenses continue to be recognized until the date of sale. During 2002 and 2001, no events or circumstances indicated that the assets of the Fund were impaired

        In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 does not change the fundamental provisions of SFAS No. 121; however, it resolves various implementation issues of SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of APB Opinion No. 30 to report separately discontinued operations but extends that reporting to a component of an entity that on or after January 1, 2002, either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. Additionally, SFAS No. 144 requires that assets and liabilities of components held for sale, if material, be disclosed separately in the balance sheet. The Fund adopted SFAS No. 144 effective January 1, 2002.

                       REALTY PARKING PROPERTIES II L.P.

 (2) Summary of Significant Accounting Policies (continued)

        Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        The fair values of all financial instruments approximated their recorded values at December 31, 2002 and 2001

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                        2002                 2001
                                   -------------        -------------

        Land                       $  3,356,534         $  9,053,445
        Buildings                             -            1,432,655
                                   -------------         ------------

                                      3,356,534           10,486,100
        Accumulated depreciation        (51,985)            (428,945)
                                   -------------         ------------

                                   $  3,304,549         $ 10,057,155
                                   =============        =============

 (4)  Discontinued Operations

      At December, 31, 2002, the Fund's San Antonio property was under contract for sale and was classified as property held for sale in the balance sheet. In accordance with the provisions of SFAS No. 144, the results of operations of this property and the Fund's Dallas, Nashville and Tulsa properties, which were sold during 2002, are reported in discontinued operations for all periods presented in the statements of operations. Income from discontinued operations is summarized as follows:

                                     2002             2001              2000
                                ------------     ------------      ------------

        Revenues                $   644,029      $   737,042       $   731,336
        Expenses                   (181,715)        (193,590)          (94,276)
        Gain on properties, net   3,738,508                -                 -
                                ------------     ------------      ------------
                                $ 4,200,822      $   543,452       $   637,060
                                ============     ============      ============

        During 2002, the Fund sold three properties for $8,702,500. The Fund's investment in the properties was $4,246,113 net of a settlement payment of $111,139 received from the title insurer due to an undisclosed easement on the Dallas property, and accumulated depreciation of $407,498. The gain from the sales totaled $3,738,508, net of expenses of $717,879.

                       REALTY PARKING PROPERTIES II L.P.

 (5)    Gain on Properties, net

        During 2001, the Fund sold one property for $5,320,000. The Fund's investment in the property was $3,604,936, net of accumulated depreciation of $53,174. The gain from the sale totaled $1,471,997, net of expenses of $243,067. A deposit of $60,000, received in 2000, was credited against the purchase price at closing.

        During 2000, the Fund sold two properties for $11,328,000. The Fund's investment in the properties was $5,899,862, net of accumulated depreciation of $512,472. The gain from the sales totaled $4,883,776, net of expenses of $544,362.


 (6)    Leases

        The Fund leases its parking properties to the Advisor for periods of 10 years, expiring between April 2004 and June 2007, with options to extend these leases for two additional terms of five years. Under the terms of the typical lease agreement, the Advisor is obligated to pay the Fund the greater of minimum rent plus reimbursement of real estate taxes or 65% of gross parking revenues ("percentage rent"). The minimum rents are 7.0% of certain acquisition costs. Under the terms of the leases, the Advisor is responsible for all operating costs, including real estate taxes and general and garage liability insurance coverage.

        Each lease is cancelable by the Fund upon the sale of the property and the payment to the Advisor of a "termination fee". The termination fee generally equals 15% of the amount, if any, by which a property's sale proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rents received by the Fund from the property. Some of the leases may differ from the terms outlined above in order to accommodate specific circumstances of a property. Parking lot rental revenues are summarized as follows:

                                2002              2001             2000
                           ---------------   ---------------  ---------------
Continuing operations:
   Minimum rents               $  234,246        $  434,598       $  526,517
   Percentage rents                55,520           111,211          181,618
                           ---------------   ---------------  ---------------
                                  289,766           545,809          708,135
                           ---------------   ---------------  ---------------

Discontinued operations:
   Minimum rents                  370,101           516,775          516,775
   Percentage rents               273,928           220,267          214,561
                           ---------------   ---------------  ---------------
                                  644,029           737,042          731,336
                           ---------------   ---------------  ---------------
                               $  933,795       $ 1,282,851      $ 1,439,471
                           ===============   ===============  ===============

                       REALTY PARKING PROPERTIES II L.P.

(6) Leases (continued)

        The minimum rents to be received under the terms of the leases in effect at December 31, 2002 are summarized as follows:

                2003               $   399,037
                2004                   242,877
                2005                   164,797
                2006                   164,797
                2007                    82,399
                                   -----------
                Total              $ 1,053,907
                                   ===========


 (7)    Related Party Transactions

        Pursuant to an Investment Advisory Agreement, the Advisor earns a fee upon disposition of a property equal to 1.5% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the General Partner on the timing and pricing of property sales. The Advisor earned advisory fees totaling $130,538, $79,800 and $169,920 in 2002, 2001 and 2000, respectively. The Advisor earned termination fees totaling $457,200 and $298,903 in 2002 and 2000, respectively, in connection with the sales of properties. There was no termination fee paid to the Advisor in 2001.

        The General Partner earned asset-based management fees of $117,958, $163,156 and $110,225 in 2002, 2001 and 2000, respectively, for advising the Fund and managing its investments. This fee is equal to 0.75% of the Fund's capital contributions invested in certain properties or fair values based on updated appraisals for certain other properties. Additionally, the General Partner was reimbursed for certain costs incurred relating to administrative costs and services related to sales of properties for the Fund totaling $91,054, $95,166 and $113,827 in 2002, 2001 and 2000, respectively.

        Under the terms of the lease agreements, real estate taxes paid by the Fund will be reimbursed by the Advisor and are not reflected in the statements of operations. The Fund recorded $37,000 and $142,000 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 2002 and 2001, respectively.

                       REALTY PARKING PROPERTIES II L.P.

(8)     Note Payable

        In July 2000, the Fund's line of credit agreement with a bank was amended to reduce the bank's commitment from $3,500,000 to $736,000, the principal balance outstanding at that time. The principal balance at December 31, 2000 was $636,000. The line of credit was repaid in full during 2001. Interest paid on the outstanding principal balance totaled $18,616 and $113,422 during 2001 and 2000, respectively.


(9)     Earnings for Federal Income Tax Purposes

        There was no difference between the Fund's net earnings for income tax purposes and the net earnings for financial reporting purposes in 2002, 2001 and 2000.


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

        (e)Assignee Limited Partners may elect to become Substitute Limited Partners, as defined in the Partnership Agreement. Assignee Limited Partners who elect to become Substitute Limited Partners will receive one limited partnership interest for each Assignee Limited Partnership Interest they convert and will not be able to re-exchange their limited partnership interests for Assignee Limited Partnership Interests.

        (f)Restrictions exist regarding transferability or disposition of partnership interests.


(11)    Distributions to Investors

        Distributions of sales proceeds to investors during 2002, 2001 and 2000 totaled $7,995,759, $5,076,934 and $9,225,916, respectively, of which
        99% was allocated to Assignee and Limited Partners.

        Distributions of cash flow to investors during 2002, 2001 and 2000 totaled $705,289, $810,034 and $1,160,501, respectively, of which 99%
        was allocated to Assignee and Limited Partners. These distributions were derived from net cash provided by operating activities.


(12)    Subsequent Events

        On February 20, 2003, the Fund sold its San Antonio property for $3,300,000. The Fund's investment in the property was $2,364,816. The gain from the sale totaled $744,934, net of expenses of $190,250.

        On March 17, 2003, the Fund made the San Antonio sale proceeds distribution totaling $3,109,750, of which 99% was allocated to Assignee and Limited Partners. Assignee and Limited Partners received a cash distribution of approximately $2.21 per original $25 Unit.

                        REALTY PARKING PROPERTIES II L.P.

                             Partnership Information



Directors and Executive Officers

Realty Parking Company II, Inc.
General Partner:

       John M. Prugh
       President and Director

       Peter E. Bancroft
       Vice President and Director

       Terry F. Hall
       Vice President and Secretary

       Timothy M. Gisriel
       Treasurer


                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2002 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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